2001 ANNUAL REPORT


02029665


RECD S.E.C.
APR 2 2002
071

AFTER A YEAR OF *change*...


PROCESSED
APR 09 2002
THOMSON
FINANCIAL

2001 WAS A YEAR OF TR

We exchanged near-term sales growth for a smooth integration of Keebler...



NET SALES
(millions)
$6,677
$6,830
$6,762
$6,984
$9,020
$8,853
Keebler*
$6,955
1996
1997
1998
1999
2000
2001
*Adjustment to assume Kellogg acquired Keebler on March 26, 2000.

...which, along with reinvestment in U.S. Morning Foods, restrained profit growth.



OPERATING PROFIT
(millions)
$1,095
$1,193
$966
$1,073
$1,349
$1,292
Keebler*
$1,076
1996
1997
1998
1999
2000
2001
*Adjustment to assume Kellogg acquired Keebler on March 26, 2000.
Operating profit excludes restructuring charges and impairment losses; figures for 2001 and adjusted 2000 also exclude Keebler amortization expense. 2001 operating profit was reduced by an estimated $74.4 million Keebler integration impact.

... a stronger Kellogg's is

2001 WAS A YEAR OF P



GROSS PROFIT MARGIN
(% of sales)
53.2%
52.1%
51.5%
52.4%
52.7%
53.4%
Keebler*
52.2%
1996
1997
1998
1999
2000
2001
*Adjustment to assume Kellogg acquired Keebler on March 26, 2000.

A focus on value over volume helped lift our gross profit margin to levels not achieved in years.



CAPITAL EXPENDITURES
(% of sales)
5.5%
3.8%
3.3%
3.1%
1998
1999
2000
2001
CORE WORKING CAPITAL
(% of sales)
9.9%
10.4%
10.3%
8.3%
1998
1999
2000
2001
Core working capital includes net trade receivables, trade payables, and inventory.

A greater emphasis on cash flow was instilled in the organization...

ANSITION

EPS was reduced by Keebler amortization and interest expense, but exceeded our estimates.

EARNINGS PER SHARE



$1.53
$1.70
$1.35
$1.50
$1.61
$1.24
1996
1997
1998
1999
2000
2001

Earnings per share exclude the impact of restructuring and disposition-related charges, impairment losses, extraordinary items, and accounting changes. 2001 EPS was reduced by an estimated $0.11 Keebler integration impact.

emerging

ROGRESS

CASH FLOW

(millions)



$404
$567
$346
$529
$650
$856
1996
1997
1998
1999
2000
2001

Cash flow defined as net cash provided by operating activities reduced by capital expenditures.

... creating the highest cash flow in the history of Kellogg Company.

2001 ANNUAL REPORT

With 2001 sales of nearly $9 billion, Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, veggie foods, pie crusts, and ice cream cones. The company's brands include *Kellogg's,*® *Keebler,*® *Pop-Tarts,*® *Eggo,*® *Cheez-It,*® *Nutri-Grain,*® *Rice Krispies,*® *Murray,*® *Austin,*® *Morningstar Farms,*® *Famous Amos,*® and *Kashi.*® Kellogg products are manufactured in 19 countries and marketed in more than 160 countries around the world.

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share data)	**2001**	**Change**	2000	Change	1999	Change
Net sales	**$8,853.3**	**+27%**	$6,954.7	—	$6,984.2	+3%
Gross profit as a % of net sales	**53.4%**	**+1.2 pts**	52.2%	-.2 pts	52.4%	+.9 pts
Operating profit, excluding charges (a)	**1,201.2**	**+12%**	1,076.3	—	1,073.4	+11%
Net earnings, excluding charges, extraordinary loss, and cumulative effect of accounting change (a) (b)	**502.5**	**-23%**	651.9	+8%	606.2	+10%
Net earnings per share, excluding charges, extraordinary loss, and cumulative effect of accounting change (a) (b)						
Basic	**1.24**	**-23%**	1.61	+7%	1.50	+11%
Diluted	**1.23**	**-24%**	1.61	+7%	1.50	+11%
Operating profit	**1,167.9**	**+18%**	989.8	+19%	828.8	-7%
Net earnings	**473.6**	**-19%**	587.7	+74%	338.3	-33%
Net earnings per share						
Basic	**1.17**	**-19%**	1.45	+75%	.83	-33%
Diluted	**1.16**	**-20%**	1.45	+75%	.83	-33%
Net cash provided by operating activities, reduced by capital expenditures	**855.5**	**+32%**	650.0	+23%	529.0	+53%
Dividends per share	**$ 1.01**	**+2%**	$ .995	+4%	$ .96	+4%

(a) Refer to Management's Discussion and Analysis on pages 17-25 and Note 3 within Notes to Consolidated Financial Statements for further explanation of restructuring charges for years 1999-2001.

(b) Refer to Management's Discussion and Analysis on pages 17-25 and Note 2 within Notes to Consolidated Financial Statements for further explanation of disposition-related charges in 1999.

TABLE OF CONTENTS

To Our Share Owners



As predicted in last year's Annual Report, the acquisition of Keebler Foods Company and changes to the way we manage the business are transforming Kellogg Company. In 2001, we successfully managed through one of the greatest periods of change in our company's history, sacrificing short-term sales and earnings growth in order to lay the foundation for greater value creation in the future. Simply put, we are building a better business model, and we are improving our capabilities. Our progress was evident in improved dollar share in several categories, increased gross profit margin, and record cash flow. Most importantly, your total return on Kellogg Company stock (stock price appreciation plus dividends) was nearly 19% in 2001, well outpacing our peer group and the broader indices. We believe this performance reflects investors' belief in our business plan, as well as the underlying progress our business demonstrated in 2001. There is no doubt in my mind that, after a year of change, a stronger Kellogg is emerging.

Carlos M. Gutierrez
Chairman of the Board
Chief Executive Officer

2001 – A Transition Year

While the acquisition of Keebler diluted our earnings per share in 2001, it lifted net sales and operating profit excluding Keebler amortization and charges. Adjusting our 2000 figures to assume we had owned Keebler for nine months that year, our 2001 net sales declined by 2%. Much of this decline was due to adverse foreign currency translation, but it also was a result of the actions we took to integrate Keebler and implement our more-focused strategy. For instance, we stopped all marketing and innovation for *Kellogg's® Rice Krispies Treats®* and *Kellogg's® Nutri-Grain®* bars to reduce inventories and simplify their transfer to Keebler's direct store door (DSD) delivery system. To create better focus and improve profitability, we eliminated numerous small product lines and varieties that created unnecessary complexity, and we cut our investment in small, less-profitable markets.

On the same basis, assuming we had owned Keebler for nine months in 2000, our operating profit excluding Keebler amortization and charges was down 4% in 2001. Currency translation had a negative impact, but so did our decision to reinvest heavily in marketing and sales in our U.S. Morning Foods business. Almost all of this profit decline was due to the impact of integrating Keebler, including employee severance and relocation costs, accelerated depreciation of software, consulting fees, and the working down of trade inventories.

We knew this would have an impact on growth, but it was worth it: Our strategy was implemented correctly and Keebler was integrated smoothly. Our earnings per share were down 23% (excluding charges, extraordinary loss, and an accounting change) as we absorbed the acquisition-related amortization and interest expense. However, EPS actually exceeded our forecasts. Strong cash flow, coupled with lower interest rates and effective financing strategies, helped reduce our interest expense faster than planned.

Cash flow (operating cash flow less capital expenditures) is a key performance indicator for our company, and we continue to show solid improvement in this area. At $856 million, our 2001 cash flow was 32% higher than it was the year before, and it exceeded our previous record by over $125 million.

Much of the progress we made in 2001 isn't clearly visible in our published results. For example, the Keebler integration is on plan and proceeding better than we even anticipated. The initial performance of our snack brands in our new DSD system is very encouraging. Also going well is the transition of our U.S. businesses to a new enterprise-wide information system that will provide significant financial and operating benefits. Importantly, we are ahead of plan in achieving the cost savings needed to make our investment in Keebler create value for you.

Stricter prioritization of resources was necessary for us to regain our financial strength. To that end, we asked Kellogg International to change the way we manage certain smaller markets, in order to boost profit and cash flow. In local currencies, our International businesses generated operating profit growth (before charges) of nearly 11%. We refocused several of our smaller markets, primarily in Asia, to deliver healthy increases in earnings and cash flow, reversing the losses we experienced in 2000. Several strong performances are worth highlighting. In Mexico, we not only posted solid profit growth, but our dollar share of the cereal category rose 2.7 points to 70%, the highest it has been in several years. Other key markets, such as Venezuela, Italy, and Spain, also delivered solid sales and profit growth.

Our gross profit margin improved to 53.4%, its highest level since the U.S. cereal price reductions of 1996. This is an important measure because it funds increased investment in advertising and consumer promotions to build our brands and fuel growth. An improved sales mix and continued cost reductions, including synergies from the Keebler acquisition, helped drive the increase.

In part because of the Keebler acquisition, we made great progress on two key strategic priorities: diversifying into faster growth categories and

CHANGE

A Stronger, More-Balanced Portfolio


2000
2001
34%
U.S. Retail Cereal
37%
International Cereal
28%
U.S. Retail Cereal
27%
International Cereal

Better Organizational Alignment


2000
2001
BRAND
SUPPLY CHAIN
INNOVATION
Brand
Supply Chain
Innovation
Sales
FULLY INTEGRATED BUSINESS UNITS

Better Use Of Performance Incentives

2000	2001
• 80% Tied to Corporate Results. • Based on: Net Sales, Operating Profit, EPS.	• 80% Tied to **Business Unit** Results. • Based on: Net Sales, Operating Profit, **Cash Flow.**

PROGRESS


INTEGRATION SYNERGIES
(millions)
$40
$100
$170
$80
$20
2001
2002
2003
Revised Estimate
Original Estimate

Reflecting the solid progress made on the Keebler integration, cost synergies are coming in faster than projected.


DEBT OUTSTANDING
(billions)
$6.8
$6.5
$6.4
$6.2
Q1
Q2
Q3
Q4

To restore financial flexibility, we used our increased cash flow to pay down debt.


EARNINGS PER SHARE*
$0.30 $0.30
$0.28 $0.32
$0.37 $0.40
$0.30 $0.33
Q1
Q2
Q3
Q4
Projected
Actual

*Projected and actual earnings per share exclude the impact of restructuring charges, extraordinary loss, accounting changes, and the Keebler integration impact.

Realistic expectations and an intense focus on earnings led to better-than-projected EPS in the last three quarters.

building a more competitive business in the United States. Our U.S. sales in 2001 were over one-half larger than in 2000 at approximately $6.1 billion, and ready-to-eat cereal, while still an important core business, accounted for 55% of worldwide sales, down from 71% in 2000. Within the United States, about 60% of our sales are now generated by non-cereal businesses, most of which are growing faster than the cereal category. Keebler gives us a strong number two position in cookies and crackers and, perhaps even more importantly, a platform to build a strong position in snacks. *Kashi®* is a leader in the fast-growing natural foods segment, and Worthington leads the veggie foods categories. *Pop-Tarts,®* our largest single U.S. brand, continues to be one of the strongest food brands in the nation. We also increased our scale and presence in faster growth channels with businesses dedicated to Food Away From Home, Club Channel, convenience stores, and single-serve products.

Our improved competitiveness in the United States is exemplified by our increased dollar share of the cereal category in 2001. This was the second consecutive year we gained share and it was our largest single-year increase since 1985. We achieved this by prioritizing key consumer segments, executing strong consumer programs, driving product innovation, and serving our customers better with an expanded sales force. In the next section of this report, David Mackay, our president of Kellogg USA, elaborates further on some of the exciting work taking place throughout our U.S. businesses.

Creating More Value in the Future

The changes and progress we made in 2001 point to greater value creation going forward. Our company is focused intensely on three strategic principles designed to drive growth and create value: **Prioritize to Win**, **Set the Right Targets and Measures**, and **Sweat the Execution**. These were described in last year's Annual Report and they continue to guide our actions.

Prioritize to Win - This principle guides the way we allocate resources at all levels of our company. We believe in concentrating resources behind fewer, high-return activities instead of doing a lot of small, interesting things that spread our resources too thinly. Our business units have identified key priorities that require management focus and attention, including which brands we support, which innovation projects we drive, and where we allocate our capital.

In 2001, our critical priority was our U.S. business — integrating Keebler and building momentum in our core cereal business. We turned to Kellogg International to deliver increased profit and cash flow, in part to support an increase in U.S. investment. In 2002, we will reap the benefits of Keebler-related savings and better snacks growth, and a much revitalized U.S. cereal business. This will enable us to reinvest in many of our key international markets. Looking beyond 2002, both Kellogg USA and Kellogg International have strong potential for consistent sales, profit, and cash-generation performance.

Set the Right Targets and Measures - Our targets are both challenging and realistic. We believe that setting unrealistic targets can damage a business by encouraging behavior that risks the long-term health of our company for short-term gains. Conversely, targets that are too low don't inspire our people to push, to stretch, to be the best they can be. Finding the right balance is the key, and delivering on our commitments is a value we take seriously.

Our company-wide targets – for net sales, operating profit, and cash flow – are cascaded throughout our business units so that our people can make a contribution to our company's results and share in our success. Our incentive programs are tied to these measures.

Two simple strategies underpin the way we manage the business: The first is **Volume to Value**. This strategic shift from a focus exclusively on volume to a focus on value growth (net sales) began last year. It requires managing volume, pricing, product mix, and discounts to generate revenue growth. As a branded consumer products company, our focus is on building value into our brands that our consumers recognize and are willing to pay for. Great consumer ideas such as *Kellogg's® Special K®* Red Berries and our new line of products marketed in conjunction with The Walt Disney Company are examples of how we are constantly refreshing and upgrading our portfolio through marketing, product innovation, and sales leadership. We are also increasingly disciplined about allocating resources toward our higher-margin products and brands.

The second strategy is **Managing for Cash**. This is a key focus in our company – and not just because of our debt levels. Managing for cash is at the core of how we believe a business should be managed. Over time, the best way for us to create value for you is to make decisions based on their impact on cash flow, unaffected by accounting assumptions. Cash is real, and it can be influenced by everyone in our company. Our core working capital levels reached record lows as a percentage of net sales in 2001, and we continue to strive to manage them even lower. Our disciplined approach to capital spending has enabled us to reduce spending to a percentage of sales that is almost half the levels of several years ago. We did this without affecting our product quality, our manufacturing efficiency, or our ability to develop leadership innovation. Our business unit leaders have been given more authority and accountability over capital spending and are focused intensely on achieving the highest cash returns on their capital dollars.

SWEAT THE EXECUTION - Flawless execution is the difference between great and simply good food companies. We believe that great execution happens locally – by understanding and serving local consumers in local stores. Our organizational model of "integrated business units" combines the focus and agility of local teams with the power to leverage ideas, best practices, and services from the whole company.

Our business units are like individual businesses linked to one another by common brands, portfolios, and organizational values. Each is stronger because it shares ideas and resources across the corporation. Yet we recognize that, while we are all part of a worldwide organization, each business unit has its own uniqueness that creates a special spirit – a bit of local magic. We take pride in the leadership talent we have at the helm of these businesses and believe that this model will create enduring value for you.

Organizational and Leadership Changes

The past year was one of transition in people as well. Sam Reed joined the Board of Directors and served as vice chairman of the company for a one-year term after the Keebler acquisition closed in March. Sam has been invaluable in so many ways, especially in ensuring a smooth Keebler integration. We are grateful for the year we have shared with him.

In February 2002, Dan Jorndt, chairman and former chief executive officer of Walgreen Co., was appointed to the board. We will benefit greatly from his experience in leading the nation's largest drugstore chain.

Joe Stewart, senior vice president - corporate affairs, retired after 21 years of service to our company. He was the company's external voice and internal advocate for socially responsible pursuits. King Pouw was named executive vice president - operations and technology, with responsibility for our research and development, supply chain, and information technology functions. David Vermylen joined the company as a senior vice president with the closing of the Keebler acquisition and assumed the position of president of our Keebler subsidiary.

Tom Webb left the company in January 2002 for personal reasons after two years as our chief financial officer. During his tenure he led the successful financing of the largest acquisition in our history. John Bryant was named chief financial officer in February 2002. John has been with the company for four years, most recently as senior vice president and chief financial officer for Kellogg USA.

A Stronger Kellogg is Emerging

I am proud of the way our people have managed through the disruptions and distractions of what may have been the most significant year of change in our company's history. Emerging from that year of change is a company with a stronger organization, a tighter focus, and revitalized employees whose determination is greater than ever. As we enter 2002, the transition period is over. It is now time to show our progress in the form of sustainable, reliable sales and earnings growth. I am confident that your faith and investment in us will be rewarded.



Carlos M. Gutierrez
Chairman of the Board
Chief Executive Officer

OUTLOOK

Realistic Long-Term Targets

- Low single-digit sales growth
- Mid-single-digit profit growth
- High single-digit EPS growth
- Strong cash generation

Sustainable, Reliable Sales and Earnings Growth


KELLOGG USA

In 2001

Kellogg USA focused on the products and activities that are most important, and improved its ability to execute in the marketplace.

The changes made to Kellogg USA in 2001 were extraordinary. We reorganized into fully integrated business units to channel our energies toward common goals and objectives. This created greater accountability and ownership of results. Prioritizing our resources allowed us to increase our brand-building investment in cereal. Focusing on the right measures, particularly on value instead of volume, made us scrutinize our sales mix and pricing, and direct our marketing and innovation efforts toward the products and activities that are truly differentiated and carry higher returns on investment. During 2001, we also expanded our sales force, replacing brokers in more than half of our customers' stores, and providing in-store execution we hadn't had in over five years. The Keebler acquisition gives us new capabilities and investment opportunities. Among these capabilities are direct store door (DSD) distribution, which will lift the growth rates of our impulse-driven snack products, and SAP, which enables us to consolidate our information systems into one that will create greater efficiencies than we have ever had. We didn't just transform our business in 2001 – we accomplished significant goals. The integration of Keebler was smoother than we anticipated, and the related cost synergies came in faster than projected. Our U.S. cereal business gained nearly a full point of category share, while focusing on value-added products and promotions. Tighter control and higher hurdles for capital expenditures, along with a heightened emphasis on working capital, allowed us to generate record cash flow. Importantly, none of this change or success would have been possible were it not for the united efforts of all Kellogg USA employees. Their renewed focus on our goals and confidence in our future represent the single greatest catalyst for returning to growth in 2002. We believe that the changes we made in 2001 have given Kellogg USA renewed momentum and that our goals for 2002 and beyond are realistic and achievable.


Kellogg's
Special K
red berries
Chips Deluxe
pop tarts
FROSTED
CHEEZ-IT
CHEESE

A.D. David Mackay
President, Kellogg USA

2001 Results

In 2001, we sacrificed sales growth in return for a smooth integration of Keebler and a more profitable sales mix. That's why our sales were down in the Snacks business unit, but up in the other units, including our cereal operations. Profit growth was curbed by investment for the future. This included increased marketing spending in the Morning Foods business unit, expenses related to reinstating our field sales force, and the unusual profit impact of the Keebler integration. While these factors blurred our financial results in 2001, they all contributed to a smooth integration and momentum heading into 2002.

	Change vs. 2000
Net sales	+51%
Comparable, excluding integration impact*	–%
Operating profit**	+27%
Comparable, excluding integration impact*	–%

*Assumes Kellogg acquired Keebler on March 26, 2000.
**Excludes Keebler amortization and restructuring charges.

Morning Foods

Our Morning Foods division is comprised primarily of *Kellogg's*® ready-to-eat cereal and *Kellogg's*® *Pop-Tarts*® toaster pastries. In cereal, our renewed commitment to brand-building was evident all year. We increased our share of advertising voice in the category and improved the effectiveness of our advertising. Significant promotional tie-ins with Disney, American Airlines, and the Cartoon Network, were teamed with limited-edition cereals like *The Power Puff Girls* and *Disney's Atlantis: The Lost Empire*, to bring fun back to the category. Prioritizing our resources made us focus our innovation efforts on fewer but better ideas, while leveraging existing brand equities. Our *Special K*® Red Berries cereal, launched in March, proved to be the most successful new product in the category since our own *Raisin Bran Crunch*® in 1998. Not only did it gain an impressive 1% category share during its first six months, but it helped lift the base *Special K*® line, as well. Our brand-building efforts and our focus on value instead of volume resulted in a higher price per pound. These efforts resulted in our largest single-year increase in cereal category share since 1985.

For *Pop-Tarts*,® America's favorite toaster pastry, 2001 was yet another year of growth. By focusing on core products and leveraging some of the promotional tie-ins of cereal, *Pop-Tarts*® was able to increase its sales and its category share. This strong brand also benefited from the launch of new Chocolate Chip *Pop-Tarts*®.

In 2002, Morning Foods has another strong calendar of promotions and new products lined up. A significant example is our new, long-term corporate alliance with Disney. In addition to exciting promotional programs, this relationship will launch innovative new cereals featuring Disney and Disney/Pixar characters. Three of these products are on shelves today. Also, we are expecting success from new products launched late in 2001, notably *Cinnamon Crunch Crispix*™.

CHANGE

A Major Force In More Categories

(billions)	U.S. Category	Kellogg	
Category	Sales	Share	Rank
Ready-to-Eat Cereal	$7.5	32%	# 2
Cookies	4.6	18*	# 2
Crackers	3.8	28	# 2
Snack/Granola Bars	1.4	24	# 1
Toaster Pastries	0.6	80	# 1
Frozen Waffles	0.5	67	# 1
Veggie Foods	0.4	42	# 1

* Excludes Keebler's private label business
Source: IRI, 52 weeks ended 12/31/01, Food, Drug, and Mass channels.

The addition of Keebler makes Kellogg USA a major force in more categories.


Morning Foods
Snacks
Natural & Frozen Foods
Club
Food Away From Home

We reorganized into five integrated business units.


APPLE JACKS
MONSTERS, INC.
CARTOON NETWORK
BART SIMPSON
HOMER'S
Cinnamon Donut

We increased our value-added promotions and improved their effectiveness.

CHANGE

- Moved focus from volume to value
- Hired and trained 207 field sales reps
- Dramatically reduced number of products and package sizes


Kellogg's
Special K
red berries

- Improved advertising effectiveness
- Transferred snacks to DSD
- Combined Kellogg and Keebler Club Channel and Food Away From Home organizations
- Closed Denver bakery, downsized Grand Rapids bakery


Mini Wheats
Kellogg's

An expanded sales force, including Northeast Ohio rep Xaviera Patrick, is giving Kellogg USA a much stronger in-store presence across the nation.

Add to this the in-store capabilities we have with our expanded sales force, and you can see why we are optimistic that Morning Foods can continue to grow in 2002.

Snacks

Integrating acquisitions is often complex and disruptive. However, the integration of Keebler has been executed extremely well, thanks to our efforts to reduce complexity and to tap into Keebler's own experience with integrations. We transferred *Kellogg's® Rice Krispies Treats®* and *Nutri-Grain®* bars to Keebler's powerful DSD system in mid-June. Not only was this completed on schedule, but it was seamless to our customers, which was our primary objective. To achieve this, we halted marketing and innovation and eliminated numerous secondary products – both in snacks and in biscuits. These actions sacrificed sales growth, but they reduced retailers' inventories, freed up capacity in the DSD warehouses and trucks, and kept things as simple as possible for our restructured DSD sales force. Once the transition was completed, sales growth accelerated for the targeted products of the two Kellogg brands, even before marketing support was resumed.

To balance the impact of the integration, we prioritized resources for our strongest and most profitable biscuit brands. We de-emphasized some businesses, such as custom manufacturing and private label, and postponement of innovation held down our overall branded cookies sales. However, prioritization led to continued share gains in our higher-margin crackers, led by the strong *Cheez-It®* and *Club®* brands. All these actions resulted in yet another year of improved profit margins for Keebler.

In 2002, the Snacks business unit is poised to return to sales growth while continuing to increase its profitability. Sales comparisons may be difficult for the first 3-6 months because of last year's discontinued products, and profit growth will compare against a lack of marketing spending in 2001. However, Kellogg snacks are now well-established in DSD. Bolstered by the added brands and resources of the new, larger Kellogg, this business unit is prepared to resume marketing and product innovation in fresh new ways

Natural & Frozen Foods

Natural & Frozen Foods includes *Kashi*,® our natural cereals and weight-control products; *Eggo*,® the leading brand of frozen waffles; and Worthington Foods, the leading veggie foods manufacturer, known principally for its *Morningstar Farms*® brand. In 2001, this business unit posted double-digit growth in both net sales and profit.

These gains were led by *Kashi*,® the fastest growing brand in the cereal category. Since acquiring *Kashi*® in June 2000, we have more than doubled its annual sales and tripled its profit. During 2001, we launched a major new cereal, *Heart to Heart*,® and we accelerated *Kashi's*® move into other categories. Under its natural-food, weight-control brand *Kashi Go Lean*,® we have moved beyond snack bars and powdered drink mixes and into ready-to-serve drinks.


Rice Krispies Treats
Nutri-Grain
Win
instantly

Inclusion in Keebler's direct store door (DSD) delivery system means a major increase in visibility and promotion for Kellogg's® Nutri-Grain® *bars and* Kellogg's® Rice Krispies Treats® *squares.*

PROGRESS

U.S. RTE Cereal, % Dollar Share


(% of category's retail sales)
30.9
31.1
32.0
1999
2000
2001

Source: IRI; Food, Drug, and Mass channels.

The best evidence of our improved competitiveness is our consistent improvement in dollar share in U.S. cereal.

U.S. RTE Cereal, 2001 Base* Sales Growth


+1.8%
-2.8%
Kellogg
Category

* Retail sales made without price promotion.
Source: IRI; Food, Drug, and Mass channels.

Our U.S. cereal share gains have been made through brand-building, as opposed to price promotion.

Pop-Tarts & Eggo Dollar Share


(% of category's retail sales)
Pop-Tarts
Eggo
77.7%
80.0%
65.0%
67.0%
2000
2001
2000
2001

Source: IRI; Food, Drug, and Mass channels.

Brand-building, innovation, and value focus also led to share gains in *Pop-Tarts*® and *Eggo*®.


Special K
red berries
Cinnamon Crunch Crispix
pop tarts
Kashi
Heart to Heart
Eggo
WAF-FULLS
Strawberry
GRILLERS
PRIME

Value-added innovations like these enable us to increase our realized price per pound and gross profit per pound.

EARLY SIGNS OF DSD POWER		
(year-over-year percent change)		
24 Weeks, 8/12/01–1/27/02	Retail Sales	Display Activity*
Nutri-Grain® **Standard Bars**	+5%	+134%
Rice Krispies Treats® **Original Flavor (8-ct.)**	+37%	+126%

*Average weeks of volume driven by display. Source: IRI; Food, Drug, and Mass channels.

DSD already is creating more display activity and sales growth for targeted products.

As this brand equity gains awareness, these high-quality products should add to the *Kashi®* growth story.

Eggo® products posted a solid year, thanks to the launch of *Waf-Fulls™* filled waffles in late 2000. That was the most important frozen waffle innovation in years, and it sparked growth for *Eggo®* waffles that well outpaced that category.

The veggie foods category also showed growth in 2001, aided by the innovation and marketing efforts of our Worthington Foods group. Our new *Grillers Prime™* and Tomato & Basil burger patties raised the bar for good-tasting meat substitutes, and Worthington Foods gained share in the key burger segment.

We expect our momentum to continue in 2002, led by new products in all three categories. *Kashi®* cereal growth shows no signs of slowing, and our non-cereal products will gain distribution in 2002. *Eggo®* will continue to drive growth through effective marketing and focused innovation. At Worthington Foods, we will continue to improve product quality, expand distribution, and enhance brand awareness. We will also introduce pot-pies and pizza into the veggie foods category.

Food Away From Home

Around mid-year, we combined the food away from home businesses of Kellogg and Keebler. The advantages are a larger customer base, greater scale, and a broader product line that encompasses more eating occasions, or day parts. Much of 2001 was spent integrating the two businesses

Chicago-area Keebler DSD rep Russ Bradley ensures that shelves are consistently well-stocked with your company's broad line of snack products.


Snax Stix
Munch'ems
RAINBOW
FUDGE STICKS
CLUB
RICE KRISPIES TREATS

and eliminating underperforming products and package sizes. We also devoted resources to developing new products, such as cereal-in-a-cup and flavored popcorn, examples of products designed specifically for the away-from-home channel.

Despite the massive changes, we were able to grow our sales and contribute meaningfully to U.S. profit, as well as regain share of the cereal category in this channel. We have laid the groundwork for building momentum in this business.

Club Channel

Our Club Channel business unit was formed during 2001. This channel's unique packaging and service needs, as well as its powerful growth, merit the focus that an integrated business unit can offer. By combining Kellogg's and Keebler's respective club-channel organizations, we now have greater scale, a broader product offering, and opportunities to eliminate redundant overhead. In 2001, this business unit focused on integrating the two organizations and improving the efficiency of its marketing programs. In 2002, we will turn our focus to enhancing the efficiency of our operations and boosting top-line growth through innovation. Much of this innovation was already under way in late 2001. *Special K*® Red Berries cereal was enormously successful in this channel, but because demand outstripped supply, we only had access to limited quantities for club stores. We will have *Special K*® Red Berries fully in the club channel in 2002. Also launching in 2002 is a full line-up of products re-packaged from their form in other channels, and products reinvented specifically for the club channel. The result should be accelerated growth in 2002.

In Summary...

We are building a better Kellogg USA. Thanks to actions taken in 2001, we have new capabilities, a stronger portfolio, and a clearer, united focus on results. As expected, the changes we made to the business curbed our sales and profit growth in 2001. However, our performance improved as the year progressed, and we have good momentum going into 2002.



TONY

OUTLOOK

2002

- Sales and profit growth
- Dollar share gains
- Continued implementation of SAP
- Realization of Keebler cost savings
- Snack growth through DSD



Sandies
PECAN SHORTBREAD
Fudge Shoppe
Double Fudge 'n Caramel

- Resumption of marketing and innovation in biscuits



Hunny B's
Buzz Blasts
CARTOON NETWORK
THE SIMPSONS

- Exciting new products and promotions


Kellogg's
CRUNCHY NUT
NEW
Kellogg's
SPECIAL K
Bar
Kellogg's
CHOCO KRISPIS
320g
Kellogg's
FROSTED FLAKES
TONY
425g

IN 2001

KELLOGG INTERNATIONAL BOOSTED ITS EARNINGS AND CASH FLOW BY PRIORITIZING RESOURCES AND BY DRIVING VALUE INSTEAD OF VOLUME.

Kellogg International's competitive advantage is an infrastructure built on its long-standing local-market presence, winning consumer brands, leading category shares, and talented local managements. Prior to 2001, we had begun to spread our resources too thinly. We were investing heavily and uniformly in new categories and markets, with an emphasis on volume growth. In 2001, the company's new strategy demanded that we prioritize our resources to more appropriately balance growth and returns. In many smaller markets, we restructured operations, discontinued loss-making ventures, and refocused these businesses on profit and cash flow. Obviously, this curbed our sales growth, but the profit freed up by these actions was significant, and it was used for brand-building investment in Kellogg's core markets, including the United States. Like Kellogg USA, Kellogg International focused on "volume to value." This principle was applied to our sales, marketing, and new-product initiatives, helping us to grow our sales value faster than our volume. We also improved the quality of our execution in 2001, getting our investment dollars to work harder. Our marketing was more targeted, our advertising copy scored better, our promotions were less price-oriented and more value-added. In addition, our new products were more successful. Through all this change, we were able to post solid earnings and cash flow gains in 2001. In 2002, we intend to build upon that foundation by investing selectively in higher-growth markets and by adding scale and diversity to our large, core markets. The international marketplace will continue to be very dynamic and offer many growth opportunities and challenges. I am confident that we have the people, the brands, and the business infrastructure to realize the solid growth potential of Kellogg International.

Alan F. Harris
President, Kellogg International

2001 Results

Kellogg International's sales were adversely affected by currency translation and moves related to prioritizing resources. This prioritization prompted the restructuring of our operations in smaller markets, as well as refocusing those markets on profitability and cash flow, instead of investing for volume growth. Importantly, a focus on value instead of volume prompted sales to grow faster than volume in virtually every area and had a positive impact on profit margins.

	Change vs. 2000
Net sales	-5%
In local currencies	*–%*
Operating profit*	+7%
In local currencies	*+11%*

*Excludes restructuring charges.

Europe

Europe's profitability was improved substantially. In the United Kingdom, our largest European market, we prioritized resources behind our most important brands and innovation projects. As an example, we launched *Crunchy Nut Red*,™ a highly differentiated cereal that generates above-average margins and a high return on investment. New *Special K*™ bars were also a successful launch in 2001, and a prime example of leveraging an existing cereal brand equity into healthy snacks.

Across Continental Europe, our sales performance was affected by our decisions to discontinue a private-label test program in Germany, to pull back on our investment in some of the smaller markets, and to harmonize our prices in preparation for the launch of the Euro currency. Nevertheless, we continued to see good sales growth in markets like Italy, Portugal, Spain, and Ireland. A notable standout outside Continental Europe was South Africa, where we generated strong growth, as well. In all these markets, the emphasis was on profitability and cash flow, and Europe delivered strongly on both.



Category Share, 2001
80%
70%
60%
50%
40%
30%
20%
10%
0%
Kellogg
#2 Player
Australia
Canada
France
Ireland
Italy
Mexico
Scandinavia
South Korea
Spain
U.K.
Venezuela
Source: Nielsen, IRI; share of retail sales

Kellogg is the cereal category leader in most international markets.

CHANGE

- Restructured smaller markets for profit and cash flow
- Prioritized resources for core markets
- Drove value ahead of volume
- Launched new products that added value to existing brands



Kellogg's
SPECIAL
Kellogg's
SPECIAL
red berries



Kellogg's
SMACKS
Kellogg's
SMACKS



Kellogg's
CRUNCHY
NUT
Corn Flakes
Kellogg's
CRUNCHY
NUT
NEW

PROGRESS

Reinvest in Core Markets, Boost Profit Elsewhere

(year-over-year percent change, currency-adjusted)

Kellogg International, 2001

	Operating Profit*
Core Markets**	–%
Rest of Markets	+54
Total International	+11%

*Profit excludes restructuring charges.
**Core Markets of the International division include Australia, Canada, Mexico, and the United Kingdom/Republic of Ireland.

Managing smaller international markets for profitability resulted in lost sales but strong profit, even as we began to reinvest in core markets.

Kellogg International Improving Gross Profit Margin

(indexed to 1998 level)



100
101
101
102
1998
1999
2000
2001

Improved sales mix and productivity increased Kellogg International's gross profit margin in 2001.

Kellogg International Generating More Cash Flow

(indexed to 1998 level)



100
111
136
179
1998
1999
2000
2001

Cash flow defined as net cash provided by operating activities reduced by capital expenditure.

Improved profitability, disciplined capital expenditures, and focus on working capital drove another increase in Kellogg International's cash flow.

Growing In Emerging Markets

(sales indexed to 1995 level)

Kellogg Mexico



100
109
135
153
192
228
248
'95
'96
'97
'98
'99
'00
'01

After half a century of market development, Kellogg Mexico continues to drive strong growth through innovative products and marketing.

In 2002, we will continue to prioritize resources for markets with the best growth potential or highest returns on investment. For example, we will increase our investment in our U.K. cereal business, as we look to bring renewed interest and momentum to that category. In that market, as well as others, we will seek to leverage proven marketing programs from around the world. An example is our strategic corporate alliance with Disney.

Latin America

Latin America continues to be an area of growth for Kellogg International. In 2001, our business posted solid net sales and profit gains, despite a marked slowdown in the overall economy. In Mexico, strong execution and low-cost operations pushed our share of the cereal category to its highest level (over 70%) in several years, while delivering strong profit growth. Kellogg Mexico's proven programs were leveraged across our other Latin American operations with tremendous effect and efficiency. Consequently, we also posted solid sales and profit growth in markets like Central America, Colombia, Venezuela, and Ecuador. As is often the case in Latin America, the economic outlook is uncertain. While we have relatively small operations in Argentina and Brazil, key markets like Mexico are tied to the direction of the United States' economy. Importantly though, we have been managing through volatility in Latin America for over 50 years.



1999
2000
2001
2002
France
Australia
U.S.A.
Mexico
U.K.
Spain, Portugal
Canada

Leveraging existing brands and sharing ideas among markets has made our innovation more successful.

Canada

Kellogg Canada faced notably aggressive competition in 2001, but our experienced local management team still was able to grow the business. In addition to combating the competition with innovative marketing and new products, our emphasis on mix also helped to lift sales growth. In 2002, we will increase our investment in this core market to ensure continued momentum.

Australia and Asia

To prioritize resources, we rationalized our convenience foods operations in Southeast Asia, pulling down our sales in 2001, but creating a significant upswing in profit. During this disruptive change, our management team in Asia kept its focus, and it entered 2002 with a much leaner and more profitable business. In 2002, we anticipate reinvestment, particularly in Australia and South Korea, to improve this region's growth rate.

In Summary...

Kellogg International became a more profitable enterprise in 2001. Stricter prioritization of resources made us leaner and more focused. Stressing value instead of volume improved our sales mix. Meantime, we worked hard to improve our execution, and we made progress. In 2002, we will reinvest more in the business, so that an improved top line can continue to leverage our very profitable base.

OUTLOOK

- Reinvestment in core and other key growth markets
- Higher value share in key markets
- Leveraging best brands
- Continued expansion of healthy snacks business
- Increased gross margin
- Strong cash flow

Kellogg International's four largest markets offer scale, powerful brands, and long-standing local presence.


Kellogg's
Two Scoops
Raisin
Bran

Canada
Since 1914


Kellogg's
CORN
FLAKES

United Kingdom
Since 1922


Kellogg's
NUTRI-
GRAIN

Australia
Since 1924


Kellogg's
ZUCARITAS
Te toma en CUENTA

Mexico
Since 1951


TONY
SNAP
CRACKLE
POP

A WAY OF LIFE AT KELLOGG COMPANY



Inspired by founder W.K. Kellogg's commitment to "help people help themselves," Kellogg Company holds a special place among the world's socially responsible companies.

Because the independent W. K. Kellogg Foundation owns nearly one-third of Kellogg Company's shares, the Foundation receives more than $100 million from Kellogg stock dividends each year. That means Kellogg Company's success each year makes an important contribution to the Foundation's worldwide philanthropy in education, health, leadership, and community development.

In addition, Kellogg Company's corporate contributions, including donations of products, supplies, and equipment, exceed $40 million annually. Programs supported by the company and its Kellogg's Corporate Citizenship Fund include the America's Second Harvest network of food banks, serving hungry children and families; the Susan G. Komen Breast Cancer Foundation; the Tom Joyner Foundation, providing scholarships to Historically Black Colleges and Universities; the Hispanic College Fund; and Medical Education for South African Blacks, for training and developing health care professionals. In 2002, Kellogg and its employees are contributing more than $2 million to U.S. community United Ways, including more than one-third of total United Way funding in our hometown of Battle Creek, Michigan.

Strongly committed to the well-being of children, the company developed the Kellogg's Hannah Neil World of Children Award. Each year, this international award honors citizens whose extraordinary efforts are profoundly improving the lives of children.

The company's contributions are complemented by the outstanding community service of Kellogg people around the world. As just one example, nearly 150 Kellogg employees and retirees in the United States volunteer as reading and mathematics tutors for at-risk students through the Help One Student to Succeed (HOSTS) program.

Good citizenship at Kellogg Company also means exemplary human rights and workplace safety standards, as well as a strong commitment to protecting the environment.

For Kellogg Company and Kellogg people, caring is a way of life.

Through weekly HOSTS tutoring, Kellogg USA Manager of Logistics Projects Gene Hughes helps Jamie Pruitte, a third grader in Battle Creek Public Schools, develop his mathematics skills.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Kellogg Company and Subsidiaries

Results of operations

Overview

Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Kellogg products are manufactured in 19 countries and marketed in more than 160 countries around the world. The Company is managed in two major divisions – the United States and International – with International further delineated into Europe, Latin America, Canada, Australia, and Asia. This organizational structure is the basis of the operating segment data presented in this report.

During the first quarter of 2001, we completed our acquisition of Keebler Foods Company (the "Keebler acquisition"), making Kellogg Company a leader in the U.S. cookie and cracker categories. Primarily as a result of the Keebler contribution, 2001 net sales and operating profit increased significantly. Despite these increases, net earnings and earnings per share were down versus the prior year, due primarily to increased interest and tax expense related to the Keebler acquisition. We believe that these results reflect, in part, the significant amount of change which occurred at our company during 2001 and somewhat mask the progress we made in positioning our business for sustainable growth in 2002 and beyond. During 2001, we achieved three primary goals. First, we restored our competitiveness in the U.S. cereal category, as evidenced by our improved dollar share. Second, we increased our gross margin through pricing and mix improvements, which will help fund further marketing investment. Finally, our internal measure of "cash flow" (net cash provided from operating activities less expenditures for property additions) was the highest in our company's history.

In 2000, we achieved growth in net earnings and earnings per share, excluding charges, despite softness in our U.S. convenience foods business, higher energy prices and interest rates, weak foreign currencies, and inventory write-offs in Southeast Asia. We were able to more than offset these factors through manufacturing efficiencies, reduced advertising and overhead expenses, and recognition of benefits related to U.S. tax credits.

During 1999, we increased sales and achieved double-digit growth in net earnings and earnings per share, excluding charges. Volume gains in our Latin America, Australia, and Asia cereal markets; continued expansion of our global convenience foods business; and cost savings from ongoing streamlining and efficiency initiatives contributed significantly to these results.

The following items have been excluded from all applicable amounts presented in the "Results of operations" section for purposes of comparison among historical, current, and future periods:

- Subsequent to the acquisition of Keebler, we have incurred costs and experienced other financial impacts related to integration of the Keebler business, which reduced sales and operating profit during 2001.
- During 1999, 2000, and 2001, we reported restructuring charges in operating profit related to our "focus and align" strategy and other streamlining initiatives around the world.
- During 1999, we reported net disposition-related charges in earnings before income taxes attributable primarily to our sale of the Lender's Bagels business.
- During 2001, net earnings included an extraordinary loss related to extinguishment of long-term debt and a charge for the cumulative effect of an accounting change.

Reported results are reconciled to comparable results, as follows:

Net earnings *(millions)*				Change vs. prior year	
	2001	2000	1999	**2001**	2000
Reported consolidated results	**$473.6**	$587.7	$338.3	**–19.4%**	+73.7%
Integration impact	**46.2**	—	—		
Restructuring charges, net of credits	**20.5**	64.2	156.4		
Disposition-related charges	—	—	111.5		
Extraordinary loss	**7.4**	—	—		
Cumulative effect of accounting change	**1.0**	—	—		
Comparable consolidated results	**$548.7**	$651.9	$606.2	**–15.8%**	+7.5%

Net earnings per share				Change vs. prior year	
	2001	2000	1999	**2001**	2000
Reported diluted net earnings per share	**$1.16**	$1.45	$ .83	**–20.0%**	+74.7%
Dilution impact	**.01**	—	—		
Reported basic net earnings per share	**$1.17**	$1.45	$ .83		
Integration impact	**.11**	—	—		
Restructuring charges, net of credits	**.05**	.16	.40		
Disposition-related charges	—	—	.27		
Extraordinary loss	**.02**	—	—		
Cumulative effect of accounting change	—	—	—		
Comparable consolidated results	**$1.35**	$1.61	$1.50	**–16.1%**	+7.3%

For 2001, the decrease in comparable earnings per share of $.26 was primarily the result of $.34 from incremental interest expense, $.18 from incremental amortization expense, $.17 from a higher effective tax rate, and $.07 from unfavorable foreign currency movements. This was offset by $.50 from business growth, which includes the results of the Keebler business.

For 2000, the increase in comparable earnings per share of $.11 consisted of $.02 from business growth and $.11 from favorable tax-rate movements, partially offset by $.02 from unfavorable foreign currency movements.

Net sales and operating profit

2001 compared to 2000

The following tables provide an analysis of net sales and operating profit performance for 2001 versus 2000:

(dollars in millions)	United States	Europe	Latin America	Other operating (d)	Corporate	Consolidated
2001 net sales	**$6,129.0**	**$1,363.1**	**$652.7**	**$708.5**	**—**	**$8,853.3**
2000 net sales	**$4,067.4**	**$1,453.4**	**$626.7**	**$776.7**	**$20.5**	**$6,954.7**
% change – 2001 vs. 2000:						
Volume	+.9%	–6.8%	+1.8%	–1.7%	—	–1.3%
Pricing/mix	–.7%	+4.6%	+3.1%	—	—	+1.2%
Integration impact (a)	–.4%	—	—	—	—	–.3%
Acquisitions & dispositions (b)	+50.9%	—	—	+.6%	—	+29.9%
Foreign currency impact	—	–4.7%	–.7%	–7.7%	—	–2.2%
Total change	**+50.7%**	**–6.9%**	**+4.2%**	**–8.8%**	**—**	**+27.3%**

(dollars in millions)	United States	Europe	Latin America	Other operating (d)	Corporate	Consolidated
2001 operating profit	$825.1	$245.8	$170.7	$101.6	($175.3)	$1,167.9
2001 restructuring charges (c)	29.5	(.2)	(.1)	1.4	2.7	33.3
Keebler amortization expense	90.4	—	—	—	—	90.4
2001 operating profit excluding restructuring charges and Keebler amortization expense	**$945.0**	**$245.6**	**$170.6**	**$103.0**	**($172.6)**	**$1,291.6**
2000 operating profit	$744.2	$208.5	$146.5	$ 60.5	($169.9)	$ 989.8
2000 restructuring charges (c)	2.0	26.7	14.6	28.7	14.5	86.5
2000 operating profit excluding restructuring charges	**$746.2**	**$235.2**	**$161.1**	**$ 89.2**	**($155.4)**	**$1,076.3**
% change – 2001 vs. 2000:						
Comparable business	–5.1%	+9.9%	+5.3%	+24.6%	+7.1%	+2.5%
Integration impact (a)	–9.0%	—	—	—	–5.0%	–6.9%
Acquisitions & dispositions (b)	+40.7%	—	—	+.5%	—	+28.2%
Foreign currency impact	—	–5.5%	+.6%	–9.6%	–13.2%	–3.8%
Total change	**+26.6%**	**+4.4%**	**+5.9%**	**+15.5%**	**–11.1%**	**+20.0%**

(a) Trade inventory reductions, asset write-offs, accelerated depreciation expense, and incremental costs related to integration of Keebler business. Refer to "Keebler acquisition" section, pages 20-21, for further information.

(b) Includes results for applicable portion of the year from Keebler Foods Company, acquired in March 2001; Kashi Company, acquired in June 2000; and The Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000.

(c) Refer to "Restructuring charges" section, pages 20-21, for further information.

(d) Includes Canada, Australia, and Asia.

On a comparable business basis, consolidated net sales for 2001 were essentially flat (volume decline of 1.3% partially offset by pricing/mix improvement of 1.2%), as a 4% increase in U.S. cereal sales to the retail channel was offset by declines in U.S. snack sales and in all international segments except Latin America and Canada. The decline in U.S. snack sales was due primarily to our product rationalization initiative and postponed innovation and marketing support during the integration of this business into the Keebler direct store door (DSD) delivery system. The decline in international sales was driven by the discontinuation of our private-label program in Germany and continued cereal category softness in the United Kingdom and Australia.

On a comparable business basis, consolidated operating profit for 2001 was up 2.5%. Increased profitability in international businesses offset the impact of the comparable sales declines discussed above, as well as the impact of increased marketing investment in the U.S. cereal business and additional sales force hiring and training costs in the United States.

The impact of Keebler integration activities ("integration impact") reduced growth in consolidated operating profit by approximately 7% during 2001. This integration impact consisted primarily of 1) the sales and gross profit effect of lowering trade inventories to transfer our snack foods to Keebler's DSD system, 2) direct costs for employee incentive and retention programs, employee separation and relocation benefits, and consulting contracts, and 3) impairment and accelerated depreciation of software assets being abandoned due to the conversion of our U.S. business to the SAP system. We estimate that these activities reduced net sales by $17.8 million, increased cost of goods sold by $5.6 million, and increased selling, general, and administrative expense by $51.0 million, for a total 2001 operating profit reduction of $74.4 million.

The inclusion of the Keebler business in consolidated results increased our net sales by approximately 29% and operating profit (excluding Keebler amortization expense and restructuring charges) by approximately 28% versus the prior year. Assuming we had owned Keebler during the comparable prior-year period, 2001 consolidated net sales (excluding foreign currency and integration impacts) would have been approximately even with the prior year. Similarly, operating profit (excluding Keebler amortization expense, restructuring charges, foreign currency, and integration impacts) would have increased approximately 4%. Keebler's net sales for full-year 2001 (excluding Kellogg snacks integrated into the DSD system) decreased approximately 1% versus the prior year, primarily as a result of our product rationalization initiative, exit of various non-strategic custom manufacturing contracts, and postponement of new product introductions during the integration process.

2000 compared to 1999

The following tables provide an analysis of net sales and operating profit performance for 2000 versus 1999:

(dollars in millions)	United States	Europe	Latin America	Other operating (c)	Corporate	Consolidated
2000 net sales	$4,067.4	$1,463.4	$626.7	$776.7	$20.5	$6,954.7
1999 net sales	$4,014.1	$1,614.4	$567.0	$788.8	(.1)	$6,984.2
% change – 2000 vs. 1999:						
Volume	+.3%	–.8%	+7.7%	+1.4%	—	+.9%
Pricing/mix	–.6%	+1.4%	+4.7%	–.4%	—	+.2%
Acquisitions & dispositions (a)	+1.6%	—	—	+.5%	—	+1.0%
Foreign currency impact	—	–10.0%	–1.9%	–3.0%	—	–2.5%
Total change	**+1.3%**	**–9.4%**	**+10.5%**	**–1.5%**	**—**	**–.4%**

(dollars in millions)	United States	Europe	Latin America	Other operating (c)	Corporate	Consolidated
2000 operating profit	$744.2	$208.5	$146.5	$60.5	($169.9)	$ 989.8
2000 restructuring charges (b)	2.0	26.7	14.6	28.7	14.5	86.5
2000 operating profit excluding restructuring charges	**$746.2**	**$235.2**	**$161.1**	**$89.2**	**($155.4)**	**$1,076.3**
1999 operating profit	$605.1	$201.7	$139.6	$89.1	($206.7)	$ 828.8
1999 restructuring charges (b)	197.9	22.4	1.7	4.6	18.0	244.6
1999 operating profit excluding restructuring charges	**$803.0**	**$224.1**	**$141.3**	**$93.7**	**($188.7)**	**$1,073.4**
% change – 2000 vs. 1999:						
Comparable business	–5.9%	+14.0%	+16.0%	–1.8%	+6.8%	+1.8%
Acquisitions & dispositions (a)	–1.2%	—	—	+1.1%	—	–.9%
Foreign currency impact	—	–9.1%	–2.0%	–4.1%	+10.9%	–.6%
Total change	**–7.1%**	**+4.9%**	**+14.0%**	**–4.8%**	**+17.7%**	**+.3%**

(a) Includes results for applicable portion of the year from Kashi Company, acquired in June 2000, the Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000; Worthington Foods, Inc., acquired in November 1999; and the Lenders Bagels business, divested in November 1999.

(b) Refer to "Restructuring charges" section, pages 20-21, for further information.

(c) Includes Canada, Australia, and Asia.

For 2000, the comparable business sales decline in the United States was .3% (favorable volume of .3% less unfavorable pricing/mix impact of .6%) versus a comparable business operating profit decline of 5.9%. The operating profit decline was attributable primarily to increased production, distribution, and promotional expenditures for convenience foods products, and higher energy costs. In Europe, operating efficiencies and a decline in marketing expense resulted in comparable business growth in operating profit of 14.0%, building on a sales increase of .6% (unfavorable volume of .8% offset by favorable pricing/mix of 1.4%). In Latin America, comparable business sales growth of 12.4% (favorable volume of 7.7% plus favorable pricing/mix of 4.7%) combined with operating efficiencies resulted in comparable business operating profit growth of 16.0%. In other operating segments, comparable business operating profit declined 1.8%, despite a sales increase of 1.0% (favorable volume of 1.4% less unfavorable pricing/mix impact of .4%). Contributing significantly to this operating profit decline was approximately $14 million in aged inventory write-offs and related expenses in Southeast Asia as management initiated restructuring actions to refocus certain Asian markets on sustainable growth.

Margin performance

Margin performance (excluding restructuring charges and 2001 integration impact) was:

				Change vs. prior year (pts)	
	2001	2000	1999	**2001**	2000
Gross margin	**53.5%**	52.2%	52.4%	**+1.3**	–.2
SGA% as reported (a)	**39.1%**	36.7%	37.0%		
Keebler amortization impact	**–1.0%**	—	—		
SGA% excluding Keebler amortization	**38.1%**	36.7%	37.0%	**–1.4**	+.3
Operating margin excluding Keebler amortization	**15.4%**	15.5%	15.4%	**–.1**	+.1

(a) Selling, general, and administrative expense as a percentage of net sales.

For 2001, the gross margin improvement was attributable to sales of higher-margin Keebler products, cereal price increases in the United States and Europe, and efforts to improve our global sales mix. The gross margin improvement was offset by an increase in SGA%, resulting in an operating margin comparable to the prior year. The higher SGA% was attributable principally to expenditures for marketing programs, U.S. sales force expansion, and improved employee performance incentives.

For 2000, the gross margin was relatively flat versus the prior year, as higher costs of production for Worthington and other new products, aged inventory write-offs in Southeast Asia, and increased energy costs offset productivity gains and lower employee benefit costs. The decrease in SGA% versus the prior year was due primarily to reduced advertising and overhead expenses.

Interest expense

For 2001, gross interest expense, prior to amounts capitalized, increased significantly versus the prior year, due primarily to interest expense on debt issued late in the first quarter to finance the Keebler acquisition. (Refer to the "Liquidity and capital resources" section beginning on page 23 for further information.)

For 2000, gross interest expense was up versus the prior year, due primarily to an increase in short-term interest rates.

(dollars in millions)				*Change vs. prior year*	
	2001	2000	1999	**2001**	2000
Reported interest expense	**$351.5**	$137.5	$118.8		
Amounts capitalized	**2.9**	5.6	8.4		
Gross interest expense	**$354.4**	$143.1	$127.2	**+147.7%**	+12.5%

Primarily as a result of the full-year impact of Keebler acquisition-related debt, we expect reported 2002 interest expense to increase by approximately $60 million versus the 2001 level.

Income taxes

For 2001, the consolidated effective tax rate increased significantly over the prior year, primarily as a result of the impact of the Keebler acquisition on nondeductible goodwill and the level of U.S. tax on 2001 foreign subsidiary earnings. Additionally, the 2000 effective tax rate was unusually low, due to the recognition of $33 million in tax credits. Of these credits, $9 million was recorded based on completing studies with respect to U.S. research and experimentation credits for prior years. The remaining $24 million related primarily to utilization of U.S. foreign tax credit carryforwards. Reduced statutory rates in the United Kingdom, Australia, and Germany also contributed to the lower effective income tax rate in 2000 as compared to 1999.

As a result of our adoption of Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002 (refer to "Significant accounting policies" section beginning on page 24), goodwill amortization expense – and the resulting impact on the effective income tax rate – will be eliminated in post-2001 years. Thus, we expect the 2002 effective income tax rate to return to historical levels of approximately 37%.

Effective income tax rate				*Change vs. prior year (pts)*	
	2001	2000	1999	**2001**	2000
Comparable (a)	**40.0%**	31.7%	36.2%	**+8.3**	–4.5
As reported	**40.1%**	32.3%	37.0%	**+7.8**	–4.7

(a) Excludes restructuring and disposition-related charges.
Refer to sections beginning on pages 20 and 22.

The variance in the reported rates (as compared to the rates excluding the impact of restructuring and disposition-related charges) relates primarily to the disposition of nondeductible goodwill in 1999 and certain restructuring charges in all years for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.

Other income (expense), net

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora Foods Inc. (refer to "Dispositions" section on page 22) and approximately $3 million for final working capital settlement with Aurora.

Restructuring charges

During the past several years, we have commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with our growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, we adopted a "focus and align" strategy that emphasizes a stricter prioritization for resource allocation to the United States and our other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions – U.S. and International. As a result, we initiated restructuring actions around the world to support this strategy and organization, including staff reductions in our global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001. For the periods presented, operating profit includes restructuring charges for streamlining initiatives, as follows:

(millions, except per share data)	**2001**	2000	1999
Restructuring charges	**$48.3**	$86.5	$244.6
Credits for reserve adjustments	**(15.0)**	—	—
Net charges	**$33.3**	$86.5	$244.6
After-tax impact	**$20.5**	$64.2	$156.4
Net earnings per share impact	**$ .05**	$ .16	$ .40

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting our focus and align strategy. Specific initiatives included a headcount reduction of about 30 in our U.S. and global management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs. As a result of actions during 2000 and 2001 related to our focus and align strategy, in 2001 we realized approximately $45 million from cost reductions and elimination of operating losses. Savings from Keebler integration-related initiatives have contributed to the total estimate of acquisition-related synergies (refer to "Keebler acquisition" section beginning on page 21).

The 2001 credits of $15.0 million result from adjustments to various restructuring and asset disposal reserves. With numerous multi-year streamlining initiatives nearing completion in late 2001, we conducted an assessment of post-2001 reserve needs, resulting in net reductions of $8.8 million for cash outlays and $6.2 million for asset disposals. (Asset disposal reserves are reported within Property, net, on the Consolidated Balance Sheet.) The reduction in cash outlays relates primarily to lower-than-anticipated employee severance and asset removal expenditures, and higher-than-anticipated asset sale proceeds.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting our focus and align strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the focus and align program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000 and generated approximately $13 million in annual pretax savings in 2001.

The 1999 charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant; $32.7 million for workforce reduction initiatives around the world; and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations. Approximately one-half of the charges for the South Operations closing were comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions resulted in annual pretax savings of approximately $30 million in 2000 and a further $10 million in 2001, for a total 2001 benefit of $40 million. The charges for workforce reduction initiatives were comprised principally of employee retirement and separation benefit costs for elimination of approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999. These initiatives generated approximately $15 million of pretax savings during 1999, and a further $10 million in pretax savings in 2000, for a total 2000 benefit of $25 million.

Incremental pretax savings achieved from all streamlining initiatives (except those associated with the Keebler integration) by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:

		Relative impact on	
(dollars in millions)	Incremental pretax savings	Cost of goods sold	SGA (a)
1999	$125	10%	90%
2000	50	80%	20%
2001	75	50%	50%

(a) Selling, general, and administrative expense.

Total cash outlays incurred or expected for streamlining initiatives by year are:

(millions)	
1999	$69
2000	68
2001	35
2002 expected	10

As a result of the Keebler acquisition, we assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

Refer to Note 3 within Notes to Consolidated Financial Statements for information on the components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2001, 2000, and 1999.

Keebler acquisition

On March 26, 2001, we completed our acquisition of Keebler Foods Company ("Keebler") in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler, headquartered in Elmhurst, Illinois, ranks second in the United States in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States.

Under the purchase agreement, we paid $42 in cash for each common share of Keebler or approximately $3.65 billion, including $66 million of related acquisition costs. We also assumed $208 million in obligations to cash out employee and director stock options, resulting in a total cash outlay for Keebler stock of approximately $3.86 billion. Additionally, we assumed $696 million of Keebler debt, bringing the total value of the transaction to $4.56 billion. Of the debt assumed, $560 million was refinanced on the acquisition date.

The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt. The assets and liabilities of the acquired business were included in the consolidated balance sheet as of March 31, 2001. For purposes of consolidated reporting during 2001, Keebler's interim results of operations were reported for the periods ended March 24, 2001, June 16, 2001, October 6, 2001, and December 29, 2001. Therefore, Keebler results from the date of acquisition to June 16, 2001, were included in the Company's second quarter 2001 results.

Related to this acquisition, we recorded $90.4 million of intangible amortization expense during 2001 ($76.5 million after tax) and would have recorded approximately $121 million ($102 million after tax) in 2002. As a result of our adoption of SFAS No. 142 on January 1, 2002 (refer to "Significant accounting policies" section beginning on page 24), this amortization expense will be eliminated in post-2001 years.

As of December 31, 2001, the purchase price allocation included $92.9 million of liabilities related to our plans to exit certain activities and operations of the acquired company ("exit liabilities"), comprised of Keebler employee severance and relocation, contract cancellation, and facility closure costs (refer to Note 2 within Notes to Consolidated Financial Statements for further information). Cash outlays related to these exit plans were $28 million in 2001 and are projected to be approximately $54 million in 2002, with the remaining amounts spent principally during 2003.

Exit plans implemented thus far include separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 140 employee positions have been eliminated, primarily through a voluntary retirement program. During October 2001, the Company communicated plans to consolidate and expand Keebler's ice cream cone production operation in Chicago, Illinois, which will result in the closure of one facility at this location during 2002.

As discussed in the "Results of operations" section on page 18, during 2001 we incurred integration-related costs for consolidation of Kellogg and Keebler employee organizations, computer systems, manufacturing capacity, and distribution systems. We also recognized impairment losses and accelerated depreciation on software assets being abandoned due to the conversion of our U.S. business to the SAP system. Additionally, during the second quarter of 2001, sales and operating profit were impacted negatively by a reduction in trade inventories preceding the transfer of our snack foods to Keebler's DSD system. These financial impacts reduced 2001 operating profit by $74.4 million. While the 2002 operating profit impact of continuing integration activity is currently expected to be insignificant, actual results will depend on various factors, primarily the timing of completion of planned supply chain and information technology initiatives. These activities and other actions are expected to result in Keebler-related pretax annual cost savings of approximately $170 million by 2003, with supply chain initiatives expected to generate the bulk of these savings.

Other acquisitions

During 2000, we paid cash for several business acquisitions. In January, we purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In June, we acquired the outstanding stock of Kashi Company, a U.S. natural foods company, for approximately $33 million, including related acquisition costs. In July, we purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs.

In November 1999, we purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, we assumed approximately $50 million of Worthington debt, bringing the total value of the acquisition to $350 million. Worthington Foods, Inc. is a leader in the manufacturing and marketing of soy protein-based meat alternatives and other healthful foods.

Dispositions

During November 1999, we sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, we recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge included approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximated $9 million. This amount was recorded as a credit to other income (expense), net during 2000.

During July 1999, we sold our 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, we recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, we recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during 1999.

Euro conversion

On January 1, 1999, eleven European countries (Germany, France, Spain, Italy, Ireland, Portugal, Finland, Luxembourg, Belgium, Austria, and the Netherlands) implemented a single currency zone, the Economic and Monetary Union (EMU). The new currency, the Euro, has become the official currency of the participating countries. The Euro existed alongside the old national currencies during a transition period from January 1, 1999, to January 1, 2002. During this period, entities within participating countries were required to complete changes that enable them to transact in the Euro.

In early 1998, we formed a task force to monitor EMU developments, evaluate the impact of the Euro conversion on our operations, and develop and execute action plans, as necessary. Required business strategy, system, and process changes within our European region have been successfully completed, and business is being transacted in Euros with all relevant suppliers and customers.

As a result of our successful implementation of Euro-based processes, internal business risks previously faced by our company have been substantially eliminated. However, we will continue to face external marketplace risk throughout 2002 related to potential competitor and supplier pricing actions, and possible changes in customer and consumer purchasing behavior. Additionally, the Euro has weakened against the U.S. Dollar and British Pound since introduction and needs to be observed over a longer time period before conclusions can be drawn on the currency's long-term strength.

Liquidity and capital resources

For 2001, net cash provided by operating activities was $1.13 billion, up $251.1 million from the prior-year amount of $880.9 million. The increase was due primarily to favorable core working capital (trade receivables, inventory, and trade payables) trends, with average core working capital representing 8.3% of net sales, versus the year-ago level of 10.3%.

Due to the factors discussed above, our measure of 2001 full-year "cash flow" (net cash provided from operating activities less expenditures for property additions) of $855.5 million increased significantly from the 2000 level of $650.0 million. We expect 2002 "cash flow" to be less than the 2001 level, reduced in part, by cash outlays related to Keebler exit plans (refer to "Keebler acquisition" section beginning on page 21), increased employee performance incentive payments, increased interest payments, and a slowing in the pace of further core working capital improvements.

Net cash used in investing activities was $4.14 billion, up from $379.3 million in 2000, as a result of the Keebler acquisition. Expenditures for property additions were $276.5 million, which represented 3.1% of net sales compared with 3.3% in 2000. We believe full-year 2002 expenditures will be slightly less than the 2001 level.

Net cash provided by financing activities was $3.04 billion, related primarily to issuance of $4.6 billion of long-term debt instruments to finance the Keebler acquisition, net of $1.6 billion of long-term debt retirements. The debt retirements consisted primarily of $400 million of Extendable Notes due February 2001, $500 million of Euro Dollar Notes due August 2001, and $676.2 million of Notes previously held by Keebler Foods Company.

In February 2001, we paid holders $11.6 million (in addition to the principal amount and accrued interest) to extinguish $400 million of Extendable Notes prior to the extension date. Thus, during the first quarter of 2001, we reported an extraordinary loss, net of tax, of $7.4 million.

On March 29, 2001, we issued $4.6 billion of long-term debt instruments primarily to finance the Keebler acquisition. Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). We then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act.

In conjunction with this issuance, we settled $1.9 billion notional amount of forward-starting interest rate swaps for approximately $88 million in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12 within Notes to Consolidated Financial Statements for further information). As a result, the loss on settlement (net of tax benefit) of $56 million was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. As a result of this amortization expense, as well as discount on the debt, the overall effective interest rate on the total $4.6 billion long-term debt issuance was approximately 6.75% during 2001.

In November 2001, a subsidiary of the Company issued $375 million of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 million per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 million notional US$ / Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

In order to provide additional short-term liquidity in connection with the Keebler acquisition, we entered into a 364-Day Credit Agreement, which was renewed in January 2002, and a Five-Year Credit Agreement, which expires in January 2006. The 364-day agreement permits the Company or certain subsidiaries to borrow up to $950 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These agreements require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 31, 2001.

Our company has no material off-balance sheet financing arrangements or transactions with structured finance or special purpose entities. Our off-balance sheet commitments are generally limited to future payments under noncancelable operating leases totaling $268 million at December 31, 2001 (refer to Note 6 within Notes to Consolidated Financal Statements for further information). In addition, our Keebler subsidiary is guarantor on approximately $13 million of loans for approximately 400 independent contractors for the purchase of DSD route franchises.

Despite the substantial amount of debt incurred to finance the Keebler acquisition, we believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs through our strong cash flow, our program of issuing commercial paper, and maintaining credit facilities on a global basis.

The Company's significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in the Company's credit ratings could limit its access to the U.S. commercial paper market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, the Company would continue to have access to its aforementioned credit facilities which are in amounts sufficient to cover the outstanding commercial paper balance and debt principal repayments through 2003.

In October 2001, we filed a registration statement with the SEC, which subsequently became effective and allows Kellogg Company and certain business trusts to issue $2.0 billion of debt or equity securities from time to time.

Significant accounting policies

Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. Our critical accounting policies, which require significant judgments and estimates, are generally limited to those governing the amount and timing of recognition of consumer promotional expenditures and the assessment of the carrying value of intangible assets including goodwill under SFAS No. 121 for the periods presented. Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. However, as the Company's total promotional expenditures represented nearly 25% of 2001 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail. Our assessment of the carrying value of intangible assets including goodwill is based upon our projection of future cash flows associated with these assets. Projections of future cash flows are dependent upon management estimates of future results. These estimates are made using various techniques including historical data, current and anticipated market conditions, management plans, and values realized by other consumer product companies in merger or sale transactions. At December 31, 2001, intangible assets, net, were $5.1 billion.

Following is a discussion of recently issued pronouncements that will affect our Company beginning in 2002.

Revenue measurement

Beginning January 1, 2002, we have applied the consensus reached by the Emerging Issues Task Force of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is to be classified as a cost of sales. Upon application of this consensus, prior-period financial statements should be reclassified to comply with this guidance.

This guidance is applicable to Kellogg Company in several ways. First, it applies to payments we make to our customers (the retail trade) primarily for conducting consumer promotional activities, such as in-store display and feature price discounts on our products. Second, it applies to discount coupons and other cash redemption offers that we provide directly to consumers at the point of sale. Third, it applies to promotional items such as toys that are inserted in or attached to our product packages ("package inserts"). Consistent with industry practice, we had historically classified these items as promotional expenditures within selling, general, and administrative expense (SGA), and had generally recognized the cost as the related revenue was earned.

As a result of applying this consensus, we will reclassify promotional payments to our customers and the cost of consumer coupons and other cash redemption offers from SGA to net sales. We will reclassify the cost of package inserts from SGA to cost of goods sold. We believe that consolidated net sales could be reduced up to 15% in 2002, with approximately 95% of this impact reflected in the U.S. operating segment. Consolidated cost of goods sold could be increased by approximately 1.5%. SGA will be reduced correspondingly such that net earnings will not be affected.

Restated consolidated and total U.S. net sales for 1997-2001 are as follows:

	Consolidated		U.S. operating segment	
(millions)	Original	Restated	Original	Restated
2001	$8,853.3	$7,548.4	$6,129.0	$4,889.4
2000	6,954.7	6,086.7	4,067.4	3,263.6
1999	6,984.2	6,156.5	4,014.1	3,247.5
1998	6,762.1	6,110.5	3,858.0	3,256.6
1997	6,830.1	6,282.9	3,922.2	3,427.1

Business combinations

We adopted SFAS No. 141 "Business Combinations" on July 1, 2001, and SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Both of these standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for Kellogg Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value.

Transitional impairment tests of goodwill and non-amortized intangibles are also performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. We have completed these transitional tests and will not be recognizing any impairment losses upon adoption of SFAS No. 142.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of SFAS No. 142 on January 1, 2002. Prior-period financial results will not be restated. However, comparative earnings information for prior periods will be disclosed. Substantially all of our total after-tax amortization expense will be eliminated under these new guidelines. Before impact of these new standards, total after-tax amortization expense in 2002 would have been approximately $110-$115 million.

Accounting for long-lived assets

We adopted SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This Standard will generally be effective for the Company on a prospective basis.

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation expense during the remaining holding period. However, we do not expect the adoption of this standard to have a significant impact on our 2002 financial results. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

Forward-looking statements

Our Management's Discussion and Analysis contains "forward-looking statements" with projections concerning, among other things, our strategy and plans; integration activities, costs, and savings related to the Keebler acquisition; cash outlays and savings related to restructuring actions; the impact of accounting changes; our ability to meet interest and debt principal repayment obligations; effective income tax rate; amortization expense; cash flow; property addition expenditures; and interest expense. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the Keebler acquisition, including integration problems, failures to achieve savings, unanticipated liabilities, and the substantial amount of debt incurred to finance the acquisition, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn, and place us at a competitive disadvantage relative to less-leveraged competitors. In addition, our future results could be affected by a variety of other factors, including:

- competitive conditions in our markets;
- marketing spending levels and pricing actions of competitors;
- the impact of competitive conditions, marketing spending, and/or incremental pricing actions on actual volumes and product mix;
- effectiveness of advertising and marketing spending or programs;
- the success of new product introductions;
- the availability of and interest rates on short-term financing;
- the levels of spending on systems initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs;
- commodity price and labor cost fluctuations;
- changes in consumer preferences;
- changes in U.S. or foreign regulations affecting the food industry;
- expenditures necessary to carry out restructuring initiatives and savings derived from these initiatives;
- U.S. and foreign economic conditions, including currency rate fluctuations; and,
- business disruption from terrorist acts or our nation's response to them.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

Kellogg Company and Subsidiaries

SELECTED FINANCIAL DATA

(millions, except per share data and number of employees)

	2001	2000	1999	1998	1997
Operating trends					
Net sales	**$ 8,853.3**	$6,954.7	$6,984.2	$6,762.1	$6,830.1
Gross profit as a % of net sales	**53.4%**	52.2%	52.4%	51.5%	52.1%
Depreciation	**331.0**	275.6	273.6	261.8	272.0
Amortization	**107.6**	15.0	14.4	16.3	15.3
Advertising expense	**519.2**	604.2	674.1	695.3	780.4
R&D expense	**110.2**	118.4	104.1	121.9	106.1
Operating profit (a)	**1,167.9**	989.8	828.8	895.1	1,009.1
Operating profit, excluding charges	**1,201.2**	1,076.3	1,073.4	965.6	1,193.2
Operating profit, excluding charges, as a % of net sales	**13.6%**	15.5%	15.4%	14.3%	17.5%
Interest expense	**351.5**	137.5	118.8	119.5	108.3
Earnings before extraordinary loss and cumulative effect of accounting change (a)(b):	**482.0**	587.7	338.3	502.6	564.0
Average shares outstanding (basic)	**406.1**	405.6	405.2	407.8	414.1
Earnings per share before extraordinary loss and cumulative effect of accounting change (a)(b):					
Basic	**1.19**	1.45	.83	1.23	1.36
Diluted	**1.18**	1.45	.83	1.23	1.36
Cash flow trends					
Net cash provided from operating activities	**$ 1,132.0**	$ 880.9	$ 795.2	$ 719.7	$ 879.8
Capital expenditures	**276.5**	230.9	266.2	373.9	312.4
Net cash provided from operating activities reduced by capital expenditures	**855.5**	650.0	529.0	345.8	567.4
Net cash used in investing activities	**(4,143.8)**	(379.3)	(244.2)	(398.0)	(329.3)
Net cash provided from (used in) financing activities	**3,040.2**	(441.8)	(527.6)	(358.3)	(607.3)
Interest coverage ratio (c)	**4.7**	9.9	11.5	10.4	13.7
Capital structure trends					
Total assets	**$10,368.6**	$4,886.0	$4,808.7	$5,051.5	$4,877.6
Property, net	**2,952.8**	2,526.9	2,640.9	2,888.8	2,773.3
Short-term debt	**595.6**	1,386.3	521.5	621.5	579.8
Long-term debt	**5,619.0**	709.2	1,612.8	1,614.5	1,415.4
Shareholders' equity	**871.5**	897.5	813.2	889.8	997.5
Share price trends					
Stock price range	**$ 25-34**	$ 21-32	$ 30-42	$ 30-50	$ 32-50
Cash dividends per common share	**1.010**	.995	.96	.92	.87
Number of employees	**26,424**	15,196	15,051	14,498	14,339

(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before extraordinary loss and accounting change for 1999 include disposition-related charges of $168.5 ($111.5 after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Operating profit for 1997 includes restructuring charges of $161.1 and asset impairment losses of $23.0 ($140.5 after tax or $.34 per share). Refer to Management's Discussion and Analysis on pages 17-25 and Notes 2 and 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 1999-2001.

(b) Earnings before extraordinary loss and accounting change for 2001 exclude the effect of a charge of $7.4 after tax ($.02 per share) for extinguishment of debt and a charge of $1.0 after tax to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Earnings before accounting change for 1997 exclude the effect of a charge of $18.0 after tax ($.04 per share) to write off business process reengineering costs in accordance with guidance issued by the Emerging Issues Task Force of the FASB.

(c) Interest coverage ratio is calculated based on operating profit excluding charges [refer to note (a)], depreciation, and amortization divided by interest expense.

Kellogg Company and Subsidiaries

Consolidated Statement of Earnings

Year ended December 31,

(millions, except per share data)		2001	2000	1999
Net sales		$8,853.3	$6,954.7	$6,984.2
Cost of goods sold		4,128.5	3,327.0	3,325.1
Selling, general, and administrative expense		3,523.6	2,551.4	2,585.7
Restructuring charges		33.3	86.5	244.6
Operating profit		$1,167.9	$ 989.8	$ 828.8
Interest expense		351.5	137.5	118.8
Disposition-related charges		—	—	168.5
Other income (expense), net		(12.3)	15.4	(4.8)
Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change		**$ 804.1**	$ 867.7	$ 536.7
Income taxes		**322.1**	280.0	198.4
Earnings before extraordinary loss and cumulative effect of accounting change		$ 482.0	$ 587.7	$ 338.3
Extraordinary loss (net of tax)		(7.4)	—	—
Cumulative effect of accounting change (net of tax)		(1.0)	—	—
Net earnings		$ 473.6	$ 587.7	$ 338.3
Per share amounts:				
Earnings before extraordinary loss and cumulative effect of accounting change	Basic	$ 1.19	$ 1.45	$ .83
	Diluted	1.18	1.45	.83
Net earnings	Basic	1.17	1.45	.83
	Diluted	1.16	1.45	.83

Consolidated Statement of Shareholders' Equity

	Common stock		Capital in excess of par value	Retained earnings	Treasury stock		Accumulated other comprehensive income	Total shareholders' equity	Total comprehensive income
(millions)	shares	amount			shares	amount			
Balance, January 1, 1999	415.3	$103.8	$105.0	$1,367.7	10.3	($394.3)	($292.4)	$889.8	
Net earnings				338.3				338.3	$338.3
Dividends				(388.7)				(388.7)	
Other comprehensive income							(39.0)	(39.0)	(39.0)
Stock options exercised and other	.2		(.5)	(.1)	(.3)	13.4		12.8	
Balance, December 31, 1999	415.5	$103.8	$104.5	$1,317.2	10.0	($380.9)	($331.4)	$813.2	$299.3
Net earnings				587.7				587.7	587.7
Dividends				(403.9)				(403.9)	
Other comprehensive income							(103.9)	(103.9)	(103.9)
Stock options exercised and other			(2.5)		(.2)	6.9		4.4	
Balance, December 31, 2000	415.5	$103.8	$102.0	$1,501.0	9.8	($374.0)	($435.3)	$897.5	$483.8
Net earnings				473.6				473.6	473.6
Dividends				(409.8)				(409.9)	
Other comprehensive income							(116.1)	(116.1)	(116.1)
Stock options exercised and other			(10.5)	(.1)	(1.0)	36.9		26.4	
Balance, December 31, 2001	**415.5**	**$103.8**	**$ 91.5**	**$1,564.7**	**8.8**	**($337.1)**	**($551.4)**	**$871.5**	**$357.5**

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries

CONSOLIDATED BALANCE SHEET

At December 31,

(millions, except share data)	2001	2000
Current assets		
Cash and cash equivalents	$ 231.8	$ 204.4
Accounts receivable, net	762.3	685.3
Inventories	574.5	443.8
Other current assets	333.4	283.6
Total current assets	$ 1,902.0	$1,617.1
Property, net	2,952.8	2,526.9
Other assets	5,513.8	742.0
Total assets	$10,368.6	$4,886.0
Current liabilities		
Current maturities of long-term debt	$ 82.3	$ 901.1
Notes payable	513.3	485.2
Accounts payable	577.5	388.2
Other current liabilities	1,034.5	707.8
Total current liabilities	$ 2,207.6	$2,482.3
Long-term debt	5,619.0	709.2
Other liabilities	1,670.5	797.0
Shareholders' equity		
Common stock, $.25 par value, 1,000,000,000 shares authorized Issued: 415,451,198 shares in 2001 and 415,451,198 in 2000	103.8	103.8
Capital in excess of par value	91.5	102.0
Retained earnings	1,564.7	1,501.0
Treasury stock at cost: 8,840,028 shares in 2001 and 9,812,543 shares in 2000	(337.1)	(374.0)
Accumulated other comprehensive income	(551.4)	(435.3)
Total shareholders' equity	$ 871.5	$ 897.5
Total liabilities and shareholders' equity	$10,368.6	$4,886.0

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,

(millions)	2001	2000	1999
Operating activities			
Net earnings	$ 473.6	$587.7	$338.3
Items in net earnings not requiring (providing) cash:			
Depreciation and amortization	438.6	290.6	288.0
Deferred income taxes	71.5	(1.4)	(60.5)
Restructuring charges, net of cash paid	31.2	62.5	220.1
Disposition-related charges	—	—	168.5
Other	(66.0)	(1.2)	65.7
Pension and other postretirement benefit contributions	(76.3)	(84.3)	(78.1)
Changes in operating assets and liabilities	259.4	27.0	(146.8)
Net cash provided from operating activities	$1,132.0	$880.9	$795.2
Investing activities			
Additions to properties	($ 276.5)	($230.9)	($266.2)
Acquisitions of businesses	(3,858.0)	(137.2)	(298.2)
Dispositions of businesses	—	—	291.2
Property disposals	10.1	4.8	36.6
Other	(19.4)	(16.0)	(7.6)
Net cash used in investing activities	($4,143.8)	($379.3)	($244.2)
Financing activities			
Net increase (reduction) of notes payable, with maturities less than or equal to 90 days	($ 154.0)	$290.5	($410.8)
Issuances of notes payable, with maturities greater than 90 days	549.6	3.5	292.1
Reductions of notes payable, with maturities greater than 90 days	(365.6)	(331.6)	(19.0)
Issuances of long-term debt	5,001.4	—	—
Reductions of long-term debt	(1,608.4)	(4.8)	(14.1)
Net issuances of common stock	26.4	4.5	12.9
Cash dividends	(409.8)	(403.9)	(388.7)
Other	.6	—	—
Net cash provided from (used in) financing activities	$3,040.2	($441.8)	($527.6)
Effect of exchange rate changes on cash	(1.0)	(6.0)	(9.2)
Increase in cash and cash equivalents	$ 27.4	$ 53.8	$ 14.2
Cash and cash equivalents at beginning of year	204.4	150.6	136.4
Cash and cash equivalents at end of year	$ 231.8	$204.4	$150.6

Refer to Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 Accounting policies

Consolidation

The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated.

Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

Cash and cash equivalents

Highly liquid temporary investments with original maturities of less than three months are considered to be cash equivalents. The carrying amount approximates fair value.

Inventories

Inventories are valued at the lower of cost (principally average) or market.

Property

Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects.

Goodwill and other intangible assets

For the periods presented, intangible assets are amortized on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Evaluation is based on undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over cash flows would result in recognition of an impairment loss. The amount of the loss would be based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absence of market data. The Company will be adopting new accounting policies in this area, effective January 1, 2002, as discussed under the "Recently issued pronouncements" caption that follows.

Revenue recognition

The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances.

Advertising

The costs of advertising are generally expensed as incurred.

Stock compensation

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Refer to Note 8 for further information.

Derivatives and hedging transactions

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Company reported a charge to earnings of $1.0 million (net of tax benefit of $.6 million) and a charge to other comprehensive income of $14.9 million (net of tax benefit of $8.6 million) in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet. The charge to earnings relates to the component of the derivative instruments' net loss that has been excluded from the assessment of hedge effectiveness. Refer to Note 12 for further information.

For periods prior to 2001, the Company accounted for derivatives and hedging transactions in a manner similar to the provisions of SFAS No. 133, except that 1) unrealized gains and losses related to hedges of forecasted transactions were deferred as assets or liabilities rather than in other comprehensive income, and 2) the fair values of certain financial derivatives such as interest rate swaps were carried off-balance sheet.

Recently issued pronouncements

Revenue measurement

Beginning January 1, 2002, the Company has applied the consensus reached by the Emerging Issues Task Force of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is to be classified as a cost of sales. Upon application of this consensus, prior-period financial statements should be reclassified to comply with this guidance.

This guidance is applicable to Kellogg Company in several ways. First, it applies to payments made by the Company to its customers (the retail trade) primarily for conducting consumer promotional activities, such as in-store display and feature price discounts on the Company's products. Second, it applies to discount coupons and other cash redemption offers that the Company provides directly to consumers at the point of sale. Third, it applies to promotional items such as toys that the Company inserts in or attaches to its product packages ("package inserts"). Consistent with industry practice, the Company has historically classified these items as promotional expenditures within selling, general, and administrative expense (SGA), and has generally recognized the cost as the related revenue was earned.

As a result of applying this consensus, the Company will reclassify promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from SGA to net sales. The Company will reclassify the cost of package inserts from SGA to cost of goods sold. Management believes that consolidated net sales could be reduced up to 15% in 2002, with approximately 95% of this impact reflected in the U.S. operating segment. Consolidated cost of goods sold could be increased by approximately 1.5%. SGA will be reduced correspondingly such that net earnings will not be affected.

Restated consolidated and total U.S. net sales for 1997-2001 are as follows:

(millions)	Consolidated		U.S. operating segment	
	Original	Restated	Original	Restated
2001	$8,853.3	$7,548.4	$6,129.0	$4,889.4
2000	6,954.7	6,086.7	4,067.4	3,263.6
1999	6,984.2	6,156.5	4,014.1	3,247.5
1998	6,762.1	6,110.5	3,858.0	3,256.6
1997	6,830.1	6,282.9	3,922.2	3,427.1

Business combinations

The Company adopted SFAS No. 141 "Business Combinations" on July 1, 2001, and SFAS No.142 "Goodwill and Other Intangible Assets" on January 1, 2002. Both of these standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for Kellogg Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value.

Transitional impairment tests of goodwill and non-amortized intangibles are also performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company has completed these transitional tests and will not be recognizing any impairment losses upon adoption of SFAS No. 142.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of SFAS No. 142 on January 1, 2002. Prior-period financial results will not be restated. However, comparative earnings information for prior periods will be disclosed. Substantially all of the Company's total after-tax amortization expense will be eliminated under these new guidelines. Before impact of these new standards, total after-tax amortization expense in 2002 would have been approximately $110-$115 million.

Accounting for long-lived assets

The Company adopted SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This standard will generally be effective for the Company on a prospective basis.

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation expense during the remaining holding period. However, management does not expect the adoption of this standard to have a significant impact on the Company's 2002 financial results. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Acquisitions and dispositions

Keebler acquisition

On March 26, 2001, the Company completed its acquisition of Keebler Foods Company ("Keebler") in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler, headquartered in Elmhurst, Illinois, ranks second in the United States in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States.

Under the purchase agreement, the Company paid $42 in cash for each common share of Keebler or approximately $3.65 billion, including $66 million of related acquisition costs. The Company also assumed $208 million in obligations to cash out employee and director stock options, resulting in a total cash outlay for Keebler stock of approximately $3.86 billion. Additionally, the Company assumed $696 million of Keebler debt, bringing the total value of the transaction to $4.56 billion. Of the debt assumed, $560 million was refinanced on the acquisition date.

The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt. The assets and liabilities of the acquired business were included in the consolidated balance sheet as of March 31, 2001. For purposes of consolidated reporting during 2001, Keebler's interim results of operations were reported for the periods ended March 24, 2001, June 16, 2001, October 6, 2001, and December 29, 2001. Therefore, Keebler results from the date of acquisition to June 16, 2001, were included in the Company's second quarter 2001 results.

As of December 31, 2001, the components of intangible assets included in the allocation of purchase price are presented in the following table. During 2001, these intangibles were amortized based on an estimated useful life of 40 years. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), these intangibles will no longer be amortized after 2001, but will be subject to annual impairment reviews. The process of finalizing valuations of assets and obligations that existed as of the acquisition date is virtually complete. However, management's estimate of "exit liabilities" (discussed below) could change as plans for exit of certain activities and functions of Keebler are refined during the first quarter of 2002, thus impacting the amount of residual goodwill attributable to this acquisition.

(millions)	
Trademarks and tradenames	$1,310.0
Direct store door (DSD) delivery system	590.0
Goodwill	2,918.3
	$4,818.3

As of December 31, 2001, the purchase price allocation included $92.9 million of liabilities related to management's plans to exit certain activities and operations of the acquired company ("exit liabilities"), as presented in the table below. Cash outlays related to these exit plans are projected to be approximately $54 million in 2002, with the remaining amounts spent principally during 2003.

(millions)	Employee severance benefits	Employee relocation	Lease & other contract termination	Facility closure costs	Total
Total reserve at March 26, 2001:					
Original estimate	$59.3	$8.6	$12.3	$10.4	$90.6
Purchase accounting adjustments	4.4	.5	(2.0)	(.6)	2.3
Adjusted	$63.7	$9.1	$10.3	$9.8	$92.9
Amounts utilized during 2001	(22.8)	(1.8)	(1.0)	(2.4)	(28.0)
Remaining reserve at December 31, 2001	$40.9	$7.3	$9.3	$7.4	$64.9

Exit plans implemented thus far include separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 140 employee positions have been eliminated, primarily through a voluntary retirement program. During October 2001, the Company communicated plans to consolidate and expand Keebler's ice cream cone production operation in Chicago, Illinois, which will result in the closure of one facility at this location during 2002.

The following table includes the unaudited pro forma combined results as if Kellogg Company had acquired Keebler Foods Company as of the beginning of either 2001 or 2000, instead of March 26, 2001.

(millions, except per share data)	2001	2000
Net sales	$9,500.1	$9,650.0
Earnings before extraordinary loss and cumulative effect of accounting change	$ 438.1	$ 518.3
Net earnings	$ 429.7	$ 518.3
Net earnings per share (basic and diluted)	$ 1.06	$ 1.28

The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

Other acquisitions

During 2000, the Company paid cash for several business acquisitions. In January, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In June, the Company acquired the outstanding stock of Kashi Company, a U.S. natural foods company, for approximately $33 million, including related acquisition costs. In July, the Company purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs.

In November 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, the Company assumed approximately $50 million of Worthington debt, bringing the total value of the acquisition to $350 million. Worthington Foods, Inc. is a leader in the manufacturing and marketing of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through short-term borrowings. The purchase price allocation included trademarks and tradenames of $100 million and residual goodwill of $190 million. Through December 31, 2001, these intangibles were amortized based on an estimated useful life of 40 years. As of result of the Company's adoption of SFAS No. 142 on January 1, 2002, (refer to Note 1), these intangibles will no longer be amortized after 2001, but will be subject to annual impairment reviews. The unaudited pro forma combined historical results, as if Worthington Foods, Inc. had been acquired at the beginning of 1999, are estimated to be: net sales-$7,130.1 million; net earnings-$323.6 million; net earnings per share-$.80. The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1999, nor are they necessarily indicative of future consolidated results.

Dispositions

During November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge included approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximated $9 million. This amount was recorded as a credit to other income (expense), net during 2000.

During July 1999, the Company sold its 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, the Company recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, the Company recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during 1999.

Note 3 Restructuring charges

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, management adopted a "focus and align" strategy that emphasizes a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions – U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001. For the periods presented, operating profit includes restructuring charges for streamlining initiatives, as follows:

(millions, except per share data)	2001	2000	1999
Restructuring charges	$ 48.3	$86.5	$244.6
Credits for reserve adjustments	(15.0)	—	—
Net charges	$ 33.3	$86.5	$244.6
After-tax impact	$ 20.5	$64.2	$156.4
Net earnings per share impact	$ .05	$ .16	$ .40

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting the Company's focus and align strategy. Specific initiatives included a headcount reduction of about 30 in U.S. and global Company management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs.

The 2001 credits of $15.0 million result from adjustments to various restructuring and asset disposal reserves. With numerous multi-year streamlining initiatives nearing completion in late 2001, management conducted an assessment of post-2001 reserve needs, which resulted in net reductions of $8.8 million for cash outlays and $6.2 million for asset disposals. (Asset disposal reserves are reported within Property, net, on the Consolidated Balance Sheet.) The reduction in cash outlays relates primarily to lower-than-anticipated employee severance and asset removal expenditures, and higher-than-anticipated asset sale proceeds.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's focus and align strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the focus and align program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000.

The 1999 charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant; $32.7 million for workforce reduction initiatives around the world; and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations. Approximately one-half of the charges for the South Operations closing were comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. The charges for workforce reduction initiatives were comprised principally of employee retirement and separation benefit costs for elimination of approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999.

Total cash outlays incurred or expected for streamlining initiatives by year are:

(millions)	
1999	$69
2000	68
2001	35
2002 expected	10

As a result of the Keebler acquisition, we assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

The components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2001, 2000, and 1999, were:

U.S. operational streamlining *(millions)*	Employee retirement and severance benefits (a)	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998	$ —	$ —	$ 8.5	$—	$ 8.5
1999 restructuring charges	55.5	108.4	28.2	1.1	193.2
Amounts utilized during 1999	(34.1)	(108.4)	(8.6)	(1.1)	(152.2)
Remaining reserve at December 31, 1999	$21.4	$ —	$28.1	$—	$ 49.5
Amounts utilized during 2000	(20.0)	—	(17.4)	—	(37.4)
Remaining reserve at December 31, 2000	$ 1.4	$ —	$10.7	$—	$ 12.1
2001 restructuring credits	(1.1)	(1.1)	(.8)	—	(3.0)
Amounts utilized during 2001	(.3)	1.1	(8.2)	—	(7.4)
Remaining reserve at December 31, 2001	$ —	$ —	$ 1.7	$—	$ 1.7

Pan-European reorganization *(millions)*	Employee retirement and severance benefits (a)	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998 (b)	$ 1.8	$ —	($ 1.4)	$—	$ .4
1999 restructuring charges	10.9	10.9	.6	—	22.4
Amounts utilized during 1999	(10.0)	(10.9)	(.4)	—	(21.3)
Remaining reserve at December 31, 1999 (b)	$ 2.7	$ —	($ 1.2)	$—	$ 1.5
2000 restructuring charges	19.6	—	—	1.7	21.3
Amounts utilized during 2000	(21.3)	—	1.2	(1.7)	(21.8)
Remaining reserve at December 31, 2000	$ 1.0	$ —	$ —	$—	$ 1.0
Amounts utilized during 2001	(1.0)	—	—	—	(1.0)
Remaining reserve at December 31, 2001	$ —	$ —	$ —	$—	$ —

Australian plant productivity program *(millions)*	Employee retirement and severance benefits	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998	$ 2.6	$ —	$ 1.6	$—	$ 4.2
1999 restructuring charges	1.5	.2	(.4)	.1	1.4
Amounts utilized during 1999	(1.0)	(.2)	(.6)	(.1)	(1.9)
Remaining reserve at December 31, 1999	$ 3.1	$ —	$ .6	$—	$ 3.7
Amounts utilized during 2000	(3.1)	—	(.6)	—	(3.7)
Remaining reserve at December 31, 2000	$ —	$ —	$ —	$—	$ —

North American overhead activity analysis *(millions)*	Employee retirement and severance benefits (a)	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998	$34.4	$ —	$ 2.9	$—	$ 37.3
1999 restructuring charges	5.5	—	1.1	4.5	11.1
Amounts utilized during 1999	(35.7)	—	(3.0)	(4.5)	(43.2)
Remaining reserve at December 31, 1999	$ 4.2	$ —	$ 1.0	$—	$ 5.2
Amounts utilized during 2000	(3.1)	—	(.5)	—	(3.6)
Remaining reserve at December 31, 2000	$ 1.1	$ —	$ .5	$—	$ 1.6
Amounts utilized during 2001	(.8)	—	(.3)	—	(1.1)
Remaining reserve at December 31, 2001	$ .3	$ —	$ .2	$—	$ .5

Global strategy realignment (d) *(millions)*	Employee retirement and severance benefits (a)	Asset write-offs	Asset removal	Other costs (c)	Total
2000 restructuring charges	$25.7	$29.9	$ 7.3	$2.3	$ 65.2
Amounts utilized during 2000	(5.9)	(29.9)	(1.6)	(2.3)	(39.7)
Remaining reserve at December 31, 2000	$19.8	$ —	$ 5.7	$—	$ 25.5
2001 restructuring charges, net of credits	6.9	28.6	1.0	(.2)	36.3
Amounts utilized during 2001	(20.6)	(28.6)	(5.1)	.2	(54.1)
Remaining reserve at December 31, 2001	$ 6.1	$ —	$ 1.6	$—	$ 7.7

All other *(millions)*	Employee retirement and severance benefits	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998	$ .8	$ —	$ .3	$—	$ 1.1
1999 restructuring charges	4.8	11.7	—	—	16.5
Amounts utilized during 1999	(5.6)	(11.7)	(.3)	—	(17.6)
Remaining reserve at December 31, 1999	$ —	$ —	$ —	$—	$ —

Consolidated *(millions)*	Employee retirement and severance benefits (a)	Asset write-offs	Asset removal	Other costs (c)	Total
Remaining reserve at December 31, 1998	$39.6	$ —	$11.9	$—	$ 51.5
1999 restructuring charges	78.2	131.2	29.5	5.7	244.6
Amounts utilized during 1999	(86.4)	(131.2)	(12.9)	(5.7)	(236.2)
Remaining reserve at December 31, 1999	$31.4	$ —	$28.5	$—	$ 59.9
2000 restructuring charges	45.3	29.9	7.3	4.0	86.5
Amounts utilized during 2000	(53.4)	(29.9)	(18.9)	(4.0)	(106.2)
Remaining reserve at December 31, 2000	$23.3	$ —	$16.9	$—	$ 40.2
2001 restructuring charges, net of credits	5.8	27.5	.2	(.2)	33.3
Amounts utilized during 2001	(22.7)	(27.5)	(13.6)	.2	(63.6)
Remaining reserve at December 31, 2001	$ 6.4	$ —	$ 3.5	$—	$ 9.9

(a) Includes net (gains) or losses from pension and postretirement health care curtailment and special termination benefits as follows (Refer to Notes 9 and 10):

	2001	2000	1999
U.S. operational streamlining	$—	$—	$32
Pan-European reorganization	—	5	—
North American overhead activity analysis	—	—	4
Global strategy realignment	(2)	3	—
Consolidated	($ 2)	$ 8	$36

(b) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.

(c) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

(d) Includes initiatives related to preparing Kellogg for the Keebler integration.

Note 4 Other income (expense), net

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales.

Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora Foods Inc. (refer to Note 2) and approximately $3 million for final working capital settlement with Aurora.

Note 5 Equity

Earnings per share

Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is similarly determined, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares are comprised principally of employee stock options issued by the Company. Basic net earnings per share is reconciled to diluted net earnings per share as follows:

(millions, except per share data)	Earnings before extraordinary loss and cumulative effect of accounting change	Average shares outstanding	Net earnings per share
2001			
Basic	$482.0	406.1	$1.19
Dilutive employee stock options	—	1.1	(.01)
Diluted	$482.0	407.2	$1.18
2000			
Basic	$587.7	405.6	$1.45
Dilutive employee stock options	—	.2	—
Diluted	$587.7	405.8	$1.45
1999			
Basic	$338.3	405.2	$ .83
Dilutive employee stock options	—	.5	—
Diluted	$338.3	405.7	$ .83

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. Comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), unrealized gains and losses on cash flow hedges pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:

(millions)	Pretax amount	Tax (expense) benefit	After-tax amount
2001			
Net earnings			$473.6
Other comprehensive income:			
Foreign currency translation adjustments	($ 60.4)	$ —	(60.4)
Cash flow hedges:			
Unrealized gain (loss) on cash flow hedges	(86.3)	31.9	(54.4)
Reclassification to net earnings	8.8	(3.3)	5.5
Minimum pension liability adjustments	(9.8)	3.0	(6.8)
	($147.7)	$31.6	(116.1)
Total comprehensive income			$357.5
2000			
Net earnings			$587.7
Other comprehensive income:			
Foreign currency translation adjustments	($ 97.4)	$—	(97.4)
Minimum pension liability adjustments	(10.0)	3.5	(6.5)
	($107.4)	$3.5	(103.9)
Total comprehensive income			$483.8
1999			
Net earnings			$338.3
Other comprehensive income:			
Foreign currency translation adjustments	($ 39.0)	$—	(39.0)
Total comprehensive income			$299.3

Accumulated other comprehensive income (loss) at year-end consisted of the following:

(millions)	**2001**	2000
Foreign currency translation adjustments	**($489.2)**	($428.8)
Cash flow hedges — unrealized net loss	**(48.9)**	—
Minimum pension liability adjustments	**(13.3)**	(6.5)
Total accumulated other comprehensive income (loss)	**($551.4)**	($435.3)

Note 6 Leases

The Company's leases are generally for equipment and warehouse space. Rent expense on all operating leases was $100.0 million in 2001, $36.7 million in 2000, and $31.5 million in 1999. The increase in 2001 rent expense as compared to prior years relates primarily to operating leases held by Keebler Foods Company, acquired by the Company in March 2001 (refer to Note 2 for further information). At December 31, 2001, future minimum annual rental commitments under noncancelable operating leases totaled $268 million consisting of (in millions): 2002-$83; 2003-$53; 2004-$40; 2005-$31; 2006-$31; 2007 and beyond-$30. At December 31, 2001, future minimum annual payments under noncancelable capital leases totaled $14.6 million consisting of (in millions): 2002-$2.8; 2003-$1.9; 2004-$6.3; 2005-$1.7; 2006-$1.5; 2007 and beyond-$.4.

Note 7 Debt

Notes payable at year-end consisted of commercial paper borrowings in the United States and Canada and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates, as follows:

(dollars in millions)	**2001**		2000	
	Principal amount	**Effective interest rate**	Principal amount	Effective interest rate
U.S. commercial paper	**$320.8**	**3.0%**	$429.8	6.6%
Canadian commercial paper	**171.1**	**2.5%**	—	—
Other	**21.4**		55.4	
	$513.3		$485.2	

Additionally, during 2000, the Company entered into financing arrangements that provided for the sale of future foreign currency revenues. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million, which were converted to foreign currency forward contracts in January 2001. No borrowings were outstanding under these arrangements at December 31, 2000.

Long-term debt at year-end consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, as follows:

(millions)		2001	2000
(a)	4.875% U.S. Dollar Notes due 2005	$ 200.0	$ 200.0
(b)	6.625% Euro Dollar Notes due 2004	500.0	500.0
(c)	6.125% Euro Dollar Notes due 2001	—	500.0
(d)	5.75% U.S. Dollar Notes due 2001	—	400.0
(e)	5.5% U.S. Dollar Notes due 2003	998.4	—
(e)	6.0% U.S. Dollar Notes due 2006	994.5	—
(e)	6.6% U.S. Dollar Notes due 2011	1,491.8	—
(e)	7.45% U.S. Dollar Debentures due 2031	1,085.3	—
(f)	4.49% U.S. Dollar Notes due 2006	375.0	—
	Other	56.3	10.3
		5,701.3	1,610.3
	Less current maturities	(82.3)	(901.1)
	Balance, December 31	$5,619.0	$ 709.2

(a) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. In conjunction with this issuance, the Company settled $200 notional amount of interest rate forward swap agreements, which, when combined with original issue discount, effectively fixed the interest rate on the debt at 6.07%.

(b) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%.

(c) In August 1997, the Company issued $500 of four-year 6.125% Euro Dollar Notes which were repaid in August 2001. In conjunction with this issuance, the Company settled $400 notional amount of interest rate forward swap agreements which effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

(d) In February 1998, the Company issued $400 of three-year 5.75% fixed rate U.S. Dollar Notes. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provided an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. As a result of this option, the effective interest rate on the Notes was 5.23%. In conjunction with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA Composite Rate on 30-day commercial paper. During February 2001, the Company paid holders $11.6 to extinguish the Notes prior to the extension date. Thus, during the first quarter of 2001, the Company reported an extraordinary loss, net of tax, of $7.4 ($.02 per share).

(e) In March 2001, the Company issued $4.6 billion of long-term debt instruments, further described in the table below, primarily to finance the acquisition of Keebler Foods Company (refer to Note 2). Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). The Company then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act. These debt securities contain standard events of default and covenants. The Notes due 2006 and 2011, and the Debentures due 2031 may be redeemed in whole or part by the Company at any time at prices determined under a formula (but not less than 100% of the principal amount plus unpaid interest to the redemption date).

In conjunction with this issuance, the Company settled $1.9 billion notional amount of forward-starting interest rate swaps for approximately $88 in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12). As a result, the loss on settlement (net of tax benefit) of $56 was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. The pretax loss of $88 is presented in the "Other" caption within the Consolidated Statement of Cash Flows. The effective interest rates presented in the following table reflect this amortization expense, as well as discount on the debt.

(dollars in millions)	Principal amount	Net proceeds	Effective interest rate
5.5% U.S. Dollar Notes due 2003	$1,000.0	$ 997.4	5.64%
6.0% U.S. Dollar Notes due 2006	1,000.0	993.5	6.39%
6.6% U.S. Dollar Notes due 2011	1,500.0	1,491.2	7.08%
7.45% U.S. Dollar Debentures due 2031	1,100.0	1,084.9	7.62%
	$4,600.0	$4,567.0	

(f) In November 2001, a subsidiary of the Company issued $375 of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 notional US$/ Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

In order to provide additional short-term liquidity in connection with the Keebler Foods Company acquisition referenced above, the Company entered into a 364-Day Credit Agreement, which was renewed in January 2002, and a Five-Year Credit Agreement, expiring in January 2006. The 364-day agreement permits the Company or certain subsidiaries to borrow up to $950 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These two credit agreements contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 31, 2001.

Including the aforementioned Credit Agreements, the Company had $2.50 billion of short-term lines of credit at December 31, 2001, virtually all of which were unused and available for borrowing on an unsecured basis.

Scheduled principal repayments on long-term debt are (in millions): 2002-$82.3; 2003-$1,106.2; 2004-$582.3; 2005-$278.8; 2006-$1,077.4; 2007 and beyond-$2,604.4.

Interest paid was (in millions): 2001-$303; 2000-$141; 1999-$124. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2001-$2.9; 2000-$5.6; 1999-$8.4.

At December 31, 2001, the Company's Keebler subsidiary was guarantor on approximately $13 million of loans for approximately 400 independent contractors for the purchase of DSD route franchises.

Note 8 Stock compensation

The 2001 Long-Term Incentive Plan ("2001 Plan") provides for benefits to be awarded to key employees and officers in the form of incentive and non-qualified stock options, performance shares, performance units, restricted stock grants, and other stock-based awards. Options granted under this plan generally vest over two years, subject to earlier vesting if a change of control occurs. Restricted stock grants under this plan generally vest in three years. Under this plan, approximately 300,000 restricted shares of common stock were granted during 2001 to eligible employees. Also under this plan, performance units were awarded during 2001 to a limited number of senior executive-level employees for the achievement of cumulative cash flow targets for a three-year period ending on December 31, 2003. If the performance targets are met, the award of units represents the right to receive shares of common stock equal to the dollar award valued on the vesting date. The awards are earned and vest in February 2004. No awards are earned unless a minimum threshold is attained. The maximum dollar award that could be attained under this program is $18 million. During 2001, the Company recognized total compensation expense of $6 million related to restricted stock grants and performance unit awards.

The 2001 Plan and the Non-Employee Director Stock Plan described below contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's stock. For all AOF options, the original expiration date is not changed but the options vest immediately.

Prior to approval by shareholders during 2000 of the 2001 Plan, the Key Employee Long-Term Incentive Plan provided substantially similar stock-based benefits to executive-level employees. Under this plan, approximately 100,000 restricted shares of common stock were granted during 2000 to eligible employees.

The Kellogg Employee Stock Ownership Plan was designed to offer stock and other incentive awards based on Company performance to employees who were not eligible to participate in the Key Employee Long-Term Incentive Plan. Options which have been awarded under this plan generally vest over five years.

Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than ten years, if they are incentive stock options, or no more than ten years and one day, if they are non-qualified stock options.

The Non-Employee Director Stock Plan was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock and annual grants of options to purchase 5,000 shares of the Company's common stock. These shares are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. During 2001, 55,000 options and 17,000 shares of common stock were granted under this plan.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for employee and director stock option grants under APB No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these grants.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per share are estimated as follows:

(millions, except per share data)	2001	2000	1999
Net earnings:			
As reported	$473.6	$587.7	$338.3
Pro forma	$449.9	$567.1	$311.4
Basic net earnings per share:			
As reported	$ 1.17	$ 1.45	$ .83
Pro forma	$ 1.11	$ 1.40	$ .77
Diluted net earnings per share:			
As reported	$ 1.16	$ 1.45	$ .83
Pro forma	$ 1.10	$ 1.40	$ .77

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	4.57%	6.59%	4.83%
Dividend yield	3.30%	3.90%	3.00%
Volatility	28.21%	25.43%	23.16%
Average expected term (years)	3.08	3.17	3.76
Fair value of options granted	$7.50	$6.69	$6.38

Transactions under these plans were:

(millions, except per share data)	2001	2000	1999
Under option, January 1	23.4	19.9	16.4
Granted	17.1	6.4	6.6
Exercised	(1.3)	(.1)	(1.1)
Cancelled	(2.2)	(2.8)	(2.0)
Under option, December 31	37.0	23.4	19.9
Exercisable, December 31	16.9	13.7	10.1
Shares available, December 31, for options that may be granted under the following plans:			
Key Employee Long-Term Incentive Plan	—	3.2	7.1
Kellogg Employee Stock Ownership Plan	2.8	4.8	4.6
2000 Non-Employee Director Stock Plan	.9	.9	—
2001 Long-Term Incentive Plan	16.1	26.0	—
Total shares available, December 31, for options that may be granted	19.8	34.9	11.7
Average prices per share			
Under option, January 1	$ 34	$ 38	$ 38
Granted	27	24	36
Exercised	25	26	32
Cancelled	34	36	39
Under option, December 31	$ 31	$ 34	$ 38
Exercisable, December 31	$ 35	$ 38	$ 39

Employee stock options outstanding and exercisable under these plans as of December 31, 2001, were:

(millions, except per share data)	Outstanding			Exercisable	
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining contractual life (yrs.)	Number of options	Weighted average exercise price
$19 – 26	11.8	$25	8.7	2.3	$24
27 – 28	10.1	28	9.0	.8	28
29 – 37	7.0	34	6.5	6.5	35
38 – 50	8.1	43	6.1	7.3	43
	37.0			16.9	

Note 9 Pension benefits

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 1.7% and 1.9% of consolidated plan assets at December 31, 2001 and 2000, respectively.

The components of pension expense were:

(millions)	2001	2000	1999
Service cost	**$ 47.4**	$ 34.5	$ 42.6
Interest cost	**124.5**	91.1	83.7
Expected return on plan assets	**(192.4)**	(143.3)	(125.1)
Amortization of unrecognized transition obligation	**.3**	.6	2.0
Amortization of unrecognized prior service cost	**6.6**	7.0	7.4
Recognized net (gain) loss	**4.6**	(4.2)	10.9
Curtailment and special termination benefits – net (gain) loss	**(1.5)**	8.5	33.5
Pension (income) expense – Company plans	**(10.5)**	(5.8)	55.0
Pension expense – multiemployer plans	**3.0**	2.2	1.4
Total pension (income) expense	**($ 7.5)**	($ 3.6)	$ 56.4

The worldwide weighted average actuarial assumptions were:

	2001	2000	1999
Discount rate	**7.0%**	7.0%	7.2%
Long-term rate of compensation increase	**4.7%**	4.6%	4.2%
Long-term rate of return on plan assets	**10.5%**	10.4%	10.4%

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

(millions)	2001	2000
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**$1,381.5**	$1,350.4
Acquisition adjustment	**613.4**	—
Service cost	**47.4**	34.5
Interest cost	**124.5**	91.1
Plan participants' contributions	**1.3**	1.4
Amendments	**.7**	5.3
Actuarial loss	**9.7**	32.1
Benefits paid	**(123.4)**	(91.8)
Foreign currency adjustments	**(17.1)**	(42.4)
Other	**.7**	.9
Projected benefit obligation at end of year	**$2,038.7**	$1,381.5

(millions)	2001	2000
Change in plan assets		
Fair value of plan assets of beginning of year	**$1,405.0**	$1,578.0
Acquisition adjustment	**569.6**	—
Actual return on plan assets	**(13.8)**	(86.4)
Employer contribution	**22.8**	41.7
Plan participants' contributions	**1.3**	1.4
Benefits paid	**(121.6)**	(91.8)
Foreign currency adjustments	**(18.2)**	(38.1)
Other	**.2**	.2
Fair value of plan assets at end of year	**$1,845.3**	$1,405.0
Funded status	**($ 193.4)**	$ 23.5
Unrecognized net loss	**334.0**	118.5
Unrecognized transition amount	**2.4**	2.7
Unrecognized prior service cost	**29.5**	34.8
Prepaid pension	**$ 172.5**	$ 179.5
Amounts recognized in Consolidated Balance Sheet		
Prepaid benefit cost	**$ 287.4**	$ 252.0
Accrued benefit liability	**(140.3)**	(87.1)
Intangible asset	**5.6**	4.6
Minimum pension liability	**19.8**	10.0
Net amount recognized	**$ 172.5**	$ 179.5

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

(millions)	2001	2000
Projected benefit obligation	**$204.1**	$104.6
Accumulated benefit obligation	**178.9**	86.1
Fair value of plan assets	**68.9**	7.1

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains or losses from curtailment and special termination benefits recognized in 1999-2001 were recorded as a component of restructuring charges. Refer to Note 3 for further information. At December 31, 2001, a cumulative after-tax charge of $13.3 million ($19.8 million pretax) has been recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions): 2001-$18; 2000-$16; 1999-$17.

Note 10 Nonpension postretirement benefits

Certain of the Company's U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are currently eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62. Plan assets consist primarily of equity securities with smaller holdings of bonds.

Components of postretirement benefit expense were:

(millions)	2001	2000	1999
Service cost	$10.7	$ 7.7	$ 9.3
Interest cost	49.7	44.4	37.4
Expected return on plan assets	(24.5)	(21.4)	(17.8)
Amortization of unrecognized prior service cost	(1.1)	(1.1)	(.5)
Recognized net gains	(2.3)	(3.2)	(4.8)
Curtailment and special termination benefits – net (gain) loss	(.2)	(.1)	.5
Postretirement benefit expense	**$32.3**	$26.3	$24.1

The weighted average actuarial assumptions were:

	2001	2000	1999
Discount rate	7.25%	7.5%	8.0%
Long-term rate of return on plan assets	10.2%	10.5%	10.5%

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

(millions)	2001	2000
Change in accumulated benefit obligation		
Accumulated benefit obligation at beginning of year	$618.6	$580.2
Acquisition adjustment	92.9	—
Service cost	10.7	7.7
Interest cost	49.7	44.4
Actuarial loss	171.8	28.9
Amendments	.2	—
Benefits paid	(48.3)	(42.3)
Other	(.4)	(.3)
Accumulated benefit obligation at end of year	$895.2	$618.6
Change in plan assets		
Fair value of plan assets at beginning of year	$222.9	$230.0
Actual return on plan assets	(16.4)	(7.4)
Employer contribution	52.5	42.6
Benefits paid	(46.9)	(42.3)
Other	.5	—
Fair value of plan assets at end of year	$212.6	$222.9
Funded status	($682.6)	($395.7)
Unrecognized net loss (gain)	188.4	(26.4)
Unrecognized prior service cost	(8.3)	(9.4)
Accrued postretirement benefit cost	($502.5)	($431.5)
Amounts recognized in Consolidated Balance Sheet		
Accrued benefit liability	($502.5)	($431.5)

The assumed health care cost trend rate was 9% for 2002, decreasing gradually to 4.5% by the year 2007 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

(millions)	One percentage point increase	One percentage point decrease
Effect on total of service and interest cost components	$ 10.3	($ 8.4)
Effect on postretirement benefit obligation	$103.5	($86.1)

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. The net loss from curtailment and special termination benefits for 1999 includes a $2.2 million loss recorded as a component of restructuring charges and a $1.7 million gain recorded as a component of disposition-related charges. Refer to Notes 2 and 3 for further information. The Company contributes to a voluntary employee benefit association (VEBA) trust for funding of its nonpension postretirement benefit obligations.

Note 11 Income taxes

Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

(millions)	2001	2000	1999
Earnings before income taxes, extraordinary loss and cumulative effect of accounting change			
United States	$464.2	$561.9	$235.1
Foreign	339.9	305.8	301.6
	$804.1	$867.7	$536.7
Income taxes			
Currently payable			
Federal	$120.9	$134.0	$135.9
State	30.1	20.3	20.6
Foreign	99.6	127.1	102.4
	250.6	281.4	258.9
Deferred			
Federal	53.1	(1.2)	(60.7)
State	1.2	4.1	(4.5)
Foreign	17.2	(4.3)	4.7
	71.5	(1.4)	(60.5)
Total income taxes	$322.1	$280.0	$198.4

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
Foreign rates varying from 35%	(1.1)	(.6)	(.5)
State income taxes, net of federal benefit	2.5	1.8	2.0
Net change in valuation allowances	.1	(3.0)	(1.3)
Non-deductible goodwill amortization	2.9	.6	—
Statutory rate changes, deferred tax impact	(.1)	(.3)	(.6)
Other	.8	(1.2)	2.4
Effective income tax rate	40.1%	32.3%	37.0%

Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. For 2000, the change in valuation allowance relates primarily to utilization of U.S. foreign tax credit carryforwards. As a result, the effective income tax rate was significantly lower in 2000 as compared to either 2001 or 1999. Reduced statutory rates in the United Kingdom, Australia, and Germany also contributed to the lower effective income tax rate in 2000 as compared to 1999.

For 2001, the significant increase in the income tax rate impact of nondeductible goodwill relates to the Company's acquisition of Keebler Foods Company (refer to Note 2). As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), goodwill amortization expense – and the resulting impact on the effective income tax rate – will be eliminated in post-2001 years.

Total tax benefits of carryforwards at year-end 2001 and 2000 were $23.9 million and $20.3 million, respectively, which expire principally after five years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

	Deferred tax assets		Deferred tax liabilities	
(millions)	2001	2000	2001	2000
Current				
Promotion and advertising	$ 16.3	$ 14.0	$ 7.2	$ 8.1
Wages and payroll taxes	29.0	17.0	—	.3
Inventory valuation	12.2	8.7	14.6	11.0
Health and postretirement benefits	28.9	19.9	2.7	.4
State taxes	11.7	6.9	—	—
Operating loss and credit carryforwards	.2	.5	.2	—
Deferred intercompany revenue	10.3	53.3	7.8	7.0
Keebler exit liabilities	22.7	—	—	—
Unrealized hedging losses, net	29.7	—	.2	—
Other	28.9	32.6	3.0	6.7
	189.9	152.9	35.7	33.5
Less valuation allowance	(1.6)	(3.6)	—	—
	188.3	149.3	35.7	33.5
Noncurrent				
Depreciation and asset disposals	8.4	12.8	339.7	288.2
Health and postretirement benefits	179.4	151.0	71.1	73.0
Capitalized interest	—	—	21.2	23.3
State taxes	—	—	74.3	5.2
Operating loss and credit carryforwards	23.7	19.8	—	—
Trademarks and other intangibles	—	—	662.6	30.6
Deferred compensation	28.9	3.4	—	—
Other	35.4	25.4	9.0	8.9
	275.8	212.4	1,177.9	429.2
Less valuation allowance	(35.1)	(32.5)	—	—
	240.7	179.9	1,177.9	429.2
Total deferred taxes	$429.0	$329.2	$1,213.6	$462.7

The amounts reported above for unrealized hedging losses, net, relate to the effect of cash flow hedges recorded in other comprehensive income pursuant to SFAS No. 133, which the Company adopted on January 1, 2001. Refer to Notes 5 and 12 for further information. For further information on the amount reported above for Keebler exit liabilities, refer to Note 2.

At December 31, 2001, foreign subsidiary earnings of approximately $1.09 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings.

Cash paid for income taxes was (in millions): 2001-$195.7; 2000-$246; 1999-$242. The 2001 amount is net of a tax refund of approximately $73 million related to the cash-out of Keebler employee and director stock options upon acquisition of Keebler Foods Company (refer to Note 2 for further information).

Note 12 Financial instruments and credit risk concentration

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at December 31, 2001, exceeded its carrying value by approximately $217 million.

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. In accordance with SFAS No. 133 (refer to Note 1), the Company designates derivatives as either cash flow hedges, fair value hedges, net investment hedges, or other contracts used to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The fair values of all hedges are recorded in accounts receivable or other current liabilities. Gains and losses representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recorded in other income (expense), net. These amounts were insignificant during 2001.

Cash flow hedges

Qualifying derivatives are accounted for as cash flow hedges when the hedged item is a forecasted transaction. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction.

The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at December 31, 2001, was $48.9 million related primarily to forward-starting interest rate swaps settled during 2001 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 12 months.

Fair value hedges

Qualifying derivatives are accounted for as fair value hedges when the hedged item is a recognized asset, liability, or firm commitment. Gains and losses on these instruments are recorded in earnings, offsetting gains and losses on the hedged item.

Net investment hedges

Qualifying derivative and non-derivative financial instruments are accounted for as net investment hedges when the hedged item is a foreign currency investment in a subsidiary. Gains and losses on these instruments are recorded as a foreign currency translation adjustment in other comprehensive income. The net amount recorded in other comprehensive income during 2001 was insignificant.

Other contracts

The Company also enters into foreign currency forward contracts and options to reduce volatility in the translation of foreign currency earnings to U.S.

Dollars. Gains and losses on these instruments are recorded in other income (expense), net, generally reducing the exposure to translation volatility during a full-year period.

Foreign exchange risk

The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 12 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issues.

For foreign currency cash flow and fair value hedges, the assessment of effectiveness is generally based on changes in spot rates. Changes in time value are reported in other income (expense), net.

Interest rate risk

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. The Company currently uses interest rate swaps, including forward-starting swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Variable-to-fixed interest rate swaps are accounted for as cash flow hedges and the assessment of effectiveness is based on changes in the present value of interest payments on the underlying debt. Fixed-to-variable interest rate swaps are accounted for as fair value hedges and the assessment of effectiveness is based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities.

Price risk

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year.

Commodity contracts are accounted for as cash flow hedges. The assessment of effectiveness is based on changes in futures prices.

Credit risk concentration

The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative financial and commodity contracts. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes the probability of such loss is remote.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Note 13 Quarterly financial data (unaudited)

(millions, except per share data)	Net sales		Gross profit	
	2001	2000	**2001**	2000
First	**$1,707.3**	$1,751.9	**$ 883.5**	$ 915.0
Second	**2,342.9**	1,801.1	**1,241.4**	951.6
Third	**2,590.1**	1,845.7	**1,409.4**	970.0
Fourth	**2,213.0**	1,556.0	**1,190.5**	791.1
	$8,853.3	$6,954.7	**$4,724.8**	$3,627.7
	Earnings before extraordinary loss and cumulative effect of accounting change (a)		Net earnings per share before extraordinary loss and cumulative effect of accounting change (a) (b)	
	2001	2000	**2001**	2000
First	**$ 92.5**	$ 161.7	**$ .23**	$ .40
Second	**114.6**	150.9	**.28**	.37
Third	**150.3**	181.9	**.37**	.45
Fourth	**124.6**	93.2	**.31**	.23
	$ 482.0	$ 587.7		
	Net earnings (a)		Net earnings per share (a) (b)	
	2001	2000	**2001**	2000
First	**$ 84.1**	$ 161.7	**$ .21**	$ .40
Second	**114.6**	150.9	**.28**	.37
Third	**150.3**	181.9	**.37**	.45
Fourth	**124.6**	93.2	**.31**	.23
	$ 473.6	$ 587.7		

(a) The quarterly results above include charges as follows (refer to Notes 1, 3, and 7 for further information).

	Net earnings		Net earnings per share (b)	
	2001	*2000*	**2001**	*2000*
Restructuring charges				
First	**($30.3)**	$ —	**($ .07)**	$ —
Second	**—**	(14.7)	**—**	(.04)
Third	**—**	—	**—**	—
Fourth	**9.8**	(49.5)	**.02**	(.12)
Earnings before extraordinary loss and cumulative effect of accounting change	**(20.5)**	(64.2)		
First:				
Extraordinary loss	**(7.4)**	—	**(.02)**	—
Cumulative effect of accounting change	**(1.0)**	—	**—**	—
Net earnings	**($28.9)**	($64.2)		

(b) Earnings per share represents both basic and diluted earnings per share.

The principal market for trading Kellogg shares is the New York Stock Exchange (NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2001, the closing price (on the NYSE) was $30.10 and there were 46,126 shareholders of record.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

		Stock price	
2001 – Quarter	Dividend	High	Low
First	**$ .2525**	$28.10	$25.00
Second	**.2525**	29.00	25.18
Third	**.2525**	33.56	28.61
Fourth	**.2525**	31.70	28.90
	$1.0100		
2000 – Quarter			
First	$ .2450	$30.50	$20.75
Second	.2450	32.00	23.31
Third	.2525	30.75	22.63
Fourth	.2525	28.75	21.56
	$ .9950		

Note 14 Operating segments

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Principal markets for these products include the United States and United Kingdom.

The Company is managed in two major divisions – the United States and International – with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, the Company's reportable operating segments under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of the information presented below.

The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

(millions)	**2001**	2000	1999
Net sales			
United States	**$6,129.0**	$4,067.4	$4,014.1
Europe	**1,363.1**	1,463.4	1,614.4
Latin America	**652.7**	626.7	567.0
All other operating segments	**708.5**	776.7	788.8
Corporate	**—**	20.5	(.1)
Consolidated	**$8,853.3**	$6,954.7	$6,984.2
Operating profit excluding charges and Keebler amortization expense (a)			
United States	**$ 945.0**	$ 746.2	$ 803.0
Europe	**245.6**	235.2	224.1
Latin America	**170.6**	161.1	141.3
All other operating segments	**103.0**	89.2	93.7
Corporate	**(172.6)**	(155.4)	(188.7)
Consolidated	**$1,291.6**	$1,076.3	$1,073.4
Charges (a)	**(33.3)**	(86.5)	(244.6)
Keebler amortization expense	**(90.4)**	—	—
Operating profit	**$1,167.9**	$ 989.8	$ 828.8
Charges (a)			
United States	**$ 29.5**	$ 2.0	$ 197.9
Europe	**(.2)**	26.7	22.4
Latin America	**(.1)**	14.6	1.7
All other operating segments	**1.4**	28.7	4.6
Corporate	**2.7**	14.5	18.0
Consolidated	**$ 33.3**	$ 86.5	$ 244.6
Depreciation and amortization			
United States	**$ 275.9**	$ 131.4	$ 138.1
Europe	**59.5**	57.1	57.8
Latin America	**21.7**	17.2	14.5
All other operating segments	**31.4**	40.8	35.7
Corporate	**50.1**	44.1	41.9
Consolidated	**$ 438.6**	$ 290.6	$ 288.0
Interest expense			
United States	**$ 5.7**	$ —	$ .2
Europe	**2.9**	4.7	9.3
Latin America	**2.8**	.1	.6
All other operating segments	**1.5**	.4	(.1)
Corporate	**338.6**	132.3	108.8
Consolidated	**$ 351.5**	$ 137.5	$ 118.8

(millions)	**2001**	2000	1999
Income taxes excluding charges (b)			
United States	**$ 257.6**	$ 197.1	$ 214.9
Europe	**54.4**	43.4	28.8
Latin America	**40.3**	40.0	34.4
All other operating segments	**18.1**	11.1	26.7
Corporate	**(35.5)**	10.7	38.8
Consolidated	**$ 334.9**	$ 302.3	$ 343.6
Effect of charges	**(12.8)**	(22.3)	(145.2)
Income taxes	**$ 322.1**	$ 280.0	$ 198.4
Total assets			
United States	**$ 9,634.4**	$2,178.6	$2,214.9
Europe	**1,801.0**	1,102.5	1,157.3
Latin America	**415.5**	444.6	414.3
All other operating segments	**681.2**	627.8	641.3
Corporate	**5,697.6**	2,061.2	1,755.9
Elimination entries	**(7,861.1)**	(1,528.7)	(1,375.0)
Consolidated	**$10,368.6**	$4,886.0	$4,808.7
Additions to long-lived assets			
United States	**$ 5,601.2**	$ 135.4	$ 460.0
Europe	**43.8**	71.7	67.4
Latin America	**11.7**	39.7	47.4
All other operating segments	**10.8**	42.7	37.0
Corporate	**29.5**	138.1	41.7
Consolidated	**$ 5,697.0**	$ 427.6	$ 653.5

(a) Charges include restructuring charges in 2001, 2000, and 1999. Refer to Note 3 for further information.

(b) Charges include those described in (a) plus extraordinary loss and cumulative effect of accounting change in 2001, reported net of tax. In addition, disposition-related charges in 1999 are reported in earnings before income taxes. Refer to Notes 1, 2, and 7 for further information.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 11% of consolidated net sales during 2001, comprised principally of sales within the United States. Sales to any single customer during 2000 and 1999 were less than 10%.

Supplemental geographic information is provided below for revenues from external customers and long-lived assets:

(millions)	**2001**	2000	1999
Net sales			
United States	**$6,129.0**	$4,067.4	$4,014.1
United Kingdom	**624.0**	652.8	689.3
Other foreign countries	**2,100.3**	2,234.5	2,280.8
Consolidated	**$8,853.3**	$6,954.7	$6,984.2
Long-lived assets			
United States	**$6,861.0**	$1,553.5	$1,549.3
United Kingdom	**526.6**	535.4	552.3
Other foreign countries	**1,040.8**	1,154.0	1,110.3
Consolidated	**$8,428.4**	$3,242.9	$3,211.9

Supplemental product information is provided below for net sales from external customers:

(millions)	**2001**	2000	1999
United States			
Retail channel cereal	**$2,481.9**	$2,394.0	$2,412.5
Snacks	**2,263.5**	484.9	669.4
Other	**1,383.6**	1,188.5	932.2
International			
Cereal	**2,432.2**	2,579.7	2,708.4
Convenience foods	**292.1**	307.6	261.7
Consolidated	**$8,853.3**	$6,954.7	$6,984.2

Note 15 Supplemental financial statement data

(millions)

Consolidated Statement of Earnings	2001	2000	1999
Research and development expense	$ 110.2	$ 118.4	$104.1
Advertising expense	$ 519.2	$ 604.2	$674.1

Consolidated Statement of Cash Flows	2001	2000	1999
Accounts receivable	$ 100.9	$ 1.1	$ 21.0
Inventories	15.8	54.5	(39.1)
Other current assets	(17.8)	(20.2)	14.7
Accounts payable	47.6	75.1	(84.8)
Other current liabilities	112.9	(83.5)	(58.6)
Changes in operating assets and liabilities	**$ 259.4**	$ 27.0	($146.8)

Consolidated Balance Sheet	2001	2000
Trade receivables	$ 692.0	$ 607.2
Allowance for doubtful accounts	(15.5)	(8.6)
Other receivables	85.8	86.7
Accounts receivable, net	**$ 762.3**	$ 685.3
Raw materials and supplies	$ 170.7	$ 138.2
Finished goods and materials in process	403.8	305.6
Inventories	**$ 574.5**	$ 443.8
Deferred income taxes	$ 151.5	$ 136.5
Other prepaid assets	181.9	147.1
Other current assets	**$ 333.4**	$ 283.6
Land	$ 65.7	$ 40.5
Buildings	1,279.1	1,197.1
Machinery and equipment	4,074.5	3,683.1
Construction in progress	192.7	114.5
Accumulated depreciation	(2,659.2)	(2,508.3)
Property, net	**$2,952.8**	$2,526.9
Goodwill	$3,138.5	$ 218.7
– Accumulated amortization	(69.0)	(10.5)
Other intangibles	2,118.8	217.8
– Accumulated amortization	(67.7)	(18.6)
Other	393.2	334.6
Other assets	**$5,513.8**	$ 742.0
Accrued income taxes	$ 77.3	$ 130.8
Accrued salaries and wages	233.5	96.6
Accrued advertising and promotion	233.2	178.2
Accrued interest	112.4	61.8
Other	378.1	240.4
Other current liabilities	**$1,034.5**	$ 707.8
Nonpension postretirement benefits	$ 475.1	$ 408.5
Deferred income taxes	949.8	266.7
Other	245.6	121.8
Other liabilities	**$1,670.5**	$ 797.0

REPORT OF INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Battle Creek, Michigan

January 25, 2002

Quantitative and qualitative disclosures related to market risk sensitive instruments

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 12 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

Foreign exchange risk

The Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 12 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances. Additionally, during 2000, the Company entered into financing arrangements that provided for the sale of foreign currency revenues. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 2000. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million, which were converted to foreign currency forward contracts in January 2001.

The tables below summarize forward contracts and currency swaps held at year-end 2001 and 2000. All of these derivatives are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions, and mature within one year, except where indicated.

Contracts to sell foreign currency

Currency sold	Currency received	Notional value (millions)		Exchange rate (fc/1US$)		Fair value (millions)	
		2001	2000	**2001**	2000	**2001**	2000
Euro	Pound Sterling	**$37.8**	$ —	**1.10**	—	**($.5)**	$—
New Zealand Dollar	Australian Dollar	**—**	4.0	**—**	2.38	**—**	(.2)
Pound Sterling (a)	Danish Kroner	**12.0**	18.3	**.66**	.63	**.6**	1.0
Spanish Peseta	Pound Sterling	**—**	21.4	**—**	179.45	**—**	(.3)
Euro	U.S. Dollar	**—**	15.9	**—**	1.12	**—**	(.7)
Australian Dollar	U.S. Dollar	**—**	27.4	**—**	1.84	**—**	(.6)
Mexican Peso	U.S. Dollar	**—**	67.4	**—**	9.51	**—**	1.5
Canadian Dollar	U.S. Dollar	**—**	33.0	**—**	1.51	**—**	(.3)
	Total	**$49.8**	$187.4			**$.1**	$ .4

(a) Several contracts maturing 2002-2003.

Contracts to purchase foreign currency

Currency purchased	Currency exchanged	Notional value (millions)		Exchange rate (fc/1US$)		Fair value (millions)	
		2001	2000	**2001**	2000	**2001**	2000
Euro	South African Rand	**$ —**	$ —	**1.53**	—	**$—**	$—
Australian Dollar (a)	U.S. Dollar	**1.1**	—	**1.96**	—	**—**	—
Canadian Dollar (a)	U.S. Dollar	**1.0**	—	**1.60**	—	**—**	—
U.S. Dollar	Japanese Yen	**2.9**	—	**131.58**	—	**.2**	—
Pound Sterling	Japanese Yen	**.5**	—	**.76**	—	**—**	—
Australian Dollar	Japanese Yen	**.9**	—	**3.01**	—	**.1**	—
Euro (a)	U.S. Dollar	**2.4**	—	**1.12**	—	**.2**	—
U.S. Dollar	Canadian Dollar	**35.4**	—	**1.60**	—	**.5**	—
U.S. Dollar	Australian Dollar	**2.1**	3.5	**2.04**	1.86	**—**	(.1)
Pound Sterling	South African Rand	**3.0**	1.8	**.98**	.70	**1.3**	.1
U.S. Dollar	South African Rand	**.4**	.2	**12.05**	7.07	**—**	—
Swiss Franc	Euro	**—**	5.2	**—**	1.44	**—**	—
Pound Sterling (a)	U.S. Dollar	**1.8**	40.5	**.68**	.68	**—**	.6
	Total	**$51.5**	$51.2			**$2.3**	$ .6

(a) Hedge of existing assets or liabilities.

Currency swaps *(dollars in millions)*

Instrument characteristics		Year of maturity					Fair value	
		2002	2003	2004	2005	2006	**2001**	2000
Currency swap – pay Pound Sterling/ receive US$ – hedge of existing debt issue	Notional amt.	$75.0	$75.0	$75.0	$75.0	$75.0	**($9.3)**	$—
	Pay	5.302%	5.302%	5.302%	5.302%	5.302%		
	Receive	4.490%	4.490%	4.490%	4.490%	4.490%		

Interest rate risk

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. The Company currently uses interest rate swaps, including forward swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

The tables on page 45 provide information on the Company's significant debt issues and related hedging instruments at year-end 2001 and 2000 (refer to the table above for currency swaps related to debt issues). For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 2001. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

Significant debt issues *(dollars in millions)*

Debt characteristics	Principal by year of maturity								Fair value	
	2001	2002	2003	2004	2005	2006	2011	2031	2001	2000
Euro Dollar fixed rate effective rate (a)	$500.0 6.125% 6.400%								$ —	$500.0
U.S. Dollar fixed rate effective rate (b)	$400.0 5.75% 5.23%								$ —	$409.0
U.S. Dollar fixed rate effective rate (a)			$1,000.0 5.50% 5.64%						$1,025.6	$ —
Euro Dollar fixed rate effective rate (a)				$500.0 6.625% 6.354%					$ 518.3	$499.7
U.S. Dollar fixed rate effective rate (a)					$200.0 4.875% 6.070%				$ 197.1	$189.7
U.S. Dollar fixed rate effective rate (a)						*$1,000.0* 6.000% 6.390%			$1,024.3	$ —
U.S. Dollar fixed rate effective rate (a)							$1,500.0 6.600% 7.080%		$1,542.3	$ —
U.S. Dollar fixed rate effective rate (a)								$1,100.0 7.450% 7.620%	$1,186.7	$ —
U.S. Dollar fixed rate effective rate (c)		$ 75.0 4.490% 5.302%	$ 75.0 4.490% 5.302%	$ 75.0 4.490% 5.302%	$ 75.0 4.490% 5.302%	$ 75.0 4.490% 5.302%			$ 367.4	$ —
U.S. commercial paper weighted avg. variable	$429.8 6.6%	$320.8 3.0%							$ 320.8	$429.8
Canadian commercial paper weighted avg. variable	$ — —	$171.1 2.5%							$ 171.1	$ —

(a) Effective fixed interest rate paid, as a result of debt discount and settlement of forward interest rate swap at date of debt issuance.

(b) Effective fixed interest rate paid, as a result of extendable feature. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

(c) Effective fixed interest rate paid, as a result of related US$/Pound Sterling currency swap.

Interest rate swaps *(dollars in millions)*

Instrument characteristics		Year of maturity	Fair value	
		2001	2001	2000
Interest rate swap – *pay variable/receive fixed* – hedge of existing debt issue	Notional amt. Pay Receive	$200.0 6.60% 6.40%	$ —	($.4)
Interest rate swap – pay variable/receive fixed – hedge of existing debt issue	Notional amt. Pay Receive	$400.0 5.99% 5.23%	$ —	($2.2)
Interest rate swap – pay fixed/receive variable – hedge of existing debt issue (a)	Notional amt. Pay Receive	$100.0 5.98% 6.36%	$ —	$ —
Interest rate swap – pay fixed/receive variable – hedge of existing debt issue (a)	Notional amt. Pay Receive	$975.0 6.53% 6.36%	$ —	($26.9)
Interest rate swap – pay fixed/receive variable – hedge of existing debt issue (a)	Notional amt. Pay Receive	$425.0 6.13% 6.36%	$ —	$ .5

(a) Forward-starting interest rate swaps which were settled in conjunction with a debt issuance in 2001.

Price risk

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybeans, soybean oil, sugar, cocoa, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 2001 and 2000 were insignificant, and potential near-term changes in commodity prices were not expected to have a significant impact on the Company's future earnings or cash flows.

For all derivative financial instruments presented in the tables above, changes in fair values of these instruments and the resulting impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from the tables above may be a limitation in assessing the net market risk of the Company.

Sam K. Reed
Vice Chairman
Kellogg Company
Age 55;
elected 2001

John L. Zabriskie
(E,A,C,F,*N)
President
Lansing Brown
Investments, LLC
Boston,
Massachusetts
Age 62;
elected 1995

James M. Jenness
(F,M,*S)
Chief Executive
Officer
Integrated
Merchandising
Systems, LLC
Chicago, Illinois
Age 55;
elected 2000

Carlos M. Gutierrez
(E*)
Chairman
of the Board
Chief Executive
Officer
Kellogg Company
Age 48;
elected 1999

Claudio X. Gonzalez
(E,C,*M,F,N)
Chairman
of the Board
Chief Executive
Officer
Kimberly-Clark
de Mexico
Mexico City, Mexico
Age 67;
elected 1990

Benjamin S. Carson, Sr., M.D.
(E,N,S*)
Professor and
Director of
Pediatric
Neurosurgery
The Johns
Hopkins Medical
Institutions
Baltimore,
Maryland
Age 50;
elected 1997



John T. Dillon
(A,F)
Chairman and
Chief Executive
Officer
International
Paper Company
Stamford,
Connecticut
Age 63;
elected 2000

Dorothy A. Johnson
(A,F,M,S)
President
Ahlburg Company
Grand Haven,
Michigan
Age 61;
elected 1998

William C. Richardson
(E,C,F,M,S)
President and
Chief Executive
Officer
W. K. Kellogg
Foundation
Battle Creek,
Michigan
Age 61;
elected 1996

Gordon Gund
(E,C,F,M,N*)
Chairman and
Chief Executive
Officer
Gund Investment
Corporation
Princeton,
New Jersey
Age 62;
elected 1986

Ann McLaughlin Korologos
(E,A,*C,M,N)
Senior Advisor
Benedetto,
Gartland &
Company, Inc.
New York,
New York
Chairman Emeritus
The Aspen Institute
Aspen, Colorado
Age 60;
elected 1989

William D. Perez
(A,M)
President and
Chief Executive
Officer
S.C. Johnson
& Son, Inc.
Racine, Wisconsin
Age 54;
elected 2000

Officers

Not Pictured:
L. Daniel Jorndt
(A,M)
Chairman
Walgreen Co.
Deerfield, Illinois
Age 60;
appointed 2002

E = Executive Committee
A = Audit Committee
C = Compensation Committee
F = Finance Committee
M = Consumer Marketing Committee
N = Nominating and Corporate Governance Committee
S = Social Responsibility Committee

*Committee Chairman

Carlos M. Gutierrez ○
Chairman of the Board
Chief Executive Officer
Age 48

Sam K. Reed
Vice Chairman
Age 55

Alan F. Harris ○
Executive Vice President
President, Kellogg International
Age 47

Janet Langford Kelly •
Executive Vice President
Corporate Development
and Administration
General Counsel and Secretary
Age 44

A. D. David Mackay ○
Executive Vice President
President, Kellogg USA
Age 46

King T. Pouw ○
Executive Vice President
Operations and Technology
Age 50

John A. Bryant ○
Senior Vice President
Chief Financial Officer
Age 36

Donna J. Banks
Senior Vice President
Research, Quality
and Technology
Age 45

Gary J. Goberville
Senior Vice President
Human Resources
Age 55

David B. Vermylen
Senior Vice President
Age 51

E. Joseph Alberding, M.D.
Vice President
Medical Affairs
Age 59

Jeffrey M. Boromisa
Vice President
Corporate Controller
Age 46

Arthur A. Byrd
Vice President
Age 55

Celeste A. Clark
Vice President
Age 48

George A. Franklin
Vice President
External Affairs
Age 50

Richard J. Lilly
Vice President
Travel Services
Age 58

Gustavo Martinez
Vice President
Age 47

Patrick D. Mitchell
Vice President
Procurement
Age 46

Timothy P. Mobsby
Vice President
Age 46

Jeffrey W. Montie
Vice President
Age 40

W. Stephen Perry
Vice President
Taxes and Treasury
Age 59

Gary H. Pilnick
Vice President
Deputy General Counsel
Age 37

H. Ray Shei
Vice President
Chief Information Officer
Age 51

Joseph J. Tubilewicz
Vice President
Age 54

Joel R. Wittenberg
Vice President
Treasurer
Age 41

○ Member of Executive Management Committee

Kellogg USA

Products

Kellogg's® cereals, croutons, breading and stuffing products

All-Bran®, *Apple Jacks*®, *Corn Pops*®, *Crispix*®, *Froot Loops*®, *Honey Crunch Corn Flakes*®, *Mini-Wheats*®, *Raisin Bran Crunch*®, *Rice Krispies*®, *Smart Start*®, *Special K*®, *Variety*® pack cereals

Keebler® cookies, crackers, pie crusts, ice cream cones

Pop-Tarts® toaster pastries

Nutri-Grain®, *Rice Krispies Treats*®, *Nutri-Grain Twists*™ cereal bars

Eggo® waffles, pancakes

Cheez-It® crackers, snacks

Murray®, *Famous Amos*® cookies

Austin® snacks

Morningstar Farms®, *Natural Touch*®, *Loma Linda*®, *Worthington*® meat and dairy alternatives

Kashi® cereals, nutrition bars and mixes

Kellogg's Krave™ refueling bars

Toaster Delights™ muffins

Manufacturing Locations

San Jose, California
Athens, Georgia
Atlanta, Georgia
Augusta, Georgia
Columbus, Georgia
Macon, Georgia
Rome, Georgia
Chicago, Illinois
Des Plaines, Illinois
Kansas City, Kansas
Florence, Kentucky
Louisville, Kentucky
Pikeville, Kentucky
Battle Creek, Michigan
Grand Rapids, Michigan
Omaha, Nebraska
Blue Anchor, New Jersey
Cary, North Carolina
Charlotte, North Carolina
Cincinnati, Ohio
Fremont, Ohio
Worthington, Ohio
Zanesville, Ohio
Marietta, Oklahoma
Lancaster, Pennsylvania
Muncy, Pennsylvania
Cleveland, Tennessee
Memphis, Tennessee
Rossville, Tennessee

Kellogg International

Products

Kellogg's® cereals, breading products, cereal bars

All Bran®, *Choco Big*®, *Choco Krispies*®, *Chocos*®, *Coco Pops*®, *Choco Pops*®, *Corn Frost*®, *Crispix*®, *Crunchy Nut Corn Flakes*®, *Day Dawn*®, *Extra*®, *Froot Loops*®, *Froot Ring*™, *Frosties*®, *Fruit 'n Fibre*®, *Just Right*®, *Nutri-Grain*®, *Optima*®, *Smacks*®, *Special K*®, *Sucrilhos*®, *Zucaritas*® cereals

Nutri-Grain®, *Rice Krispies Squares*®, *Rice Krispies Treats*®, *Special K*®, *Kuadri Krispis*®, *Day Dawn*®, *Coco Pops*®, *Crusli*®, *Sunibrite*®, *Nutri-Grain Twists*®, *K-time*®, *Milkrunch*®, *Be Natural*®, *LCMs*® cereal bars

Pop-Tarts® toaster pastries

Eggo® waffles

Kaos® snacks

Keloketas™ cookies

Komplete® biscuits

Vector™ meal replacement products, energy bar nutritional supplements

Winders™ fruit snacks

Manufacturing Locations

Pilar, Argentina
Brisbane, Australia
Charmhaven, Australia
Sydney, Australia
Sao Paulo, Brazil
London, Ontario, Canada
Guangzhou, China
Bogota, Colombia
Guayaquil, Ecuador
Bremen, Germany
Manchester, Great Britain
Wrexham, Great Britain
Guatemala City, Guatemala
Taloja, India
Takasaki, Japan
Linares, Mexico
Queretaro, Mexico
Springs, South Africa
Anseong, South Korea
Valls, Spain
Rayong, Thailand
Maracay, Venezuela

Share Owner Information

Kellogg Company

One Kellogg Square
Battle Creek, MI 49016-3599
(616) 961-2000

Common Stock:

Listed on the New York Stock Exchange Ticker Symbol: K

Independent Accountants:

PricewaterhouseCoopers LLP

Transfer Agent, Registrar, and Dividend Disbursing Agent:
Communications concerning stock transfer, dividend payments, lost certificates, and change of address should be directed to:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(877) 910-5385

Fiscal Agent:
4.875% Notes
Due October 15, 2005
Harris Trust and Savings Bank
Indenture Trust Division
311 West Monroe, 11th floor
P.O. Box 1878
Chicago, IL 60690

6.625% Euro Dollar Notes
Due January 29, 2004
Citibank N.A., London
336 Strand
London WC2R 1HB England

Trustee:
5.50% Notes
Due April 1, 2003
6.00% Notes
Due April 1, 2006
6.60% Notes
Due April 1, 2011
7.45% Debentures
Due April 1, 2031
BNY Midwest Trust Company
2 North LaSalle Street, Suite 1020
Chicago, IL 60602

Dividend Reinvestment and Stock Purchase Plan:
This plan, available to share owners, allows for full or partial dividend reinvestment and voluntary cash purchases, with brokerage commissions and service charges paid by the Company. For details, contact:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(877) 910-5385

Company Information:
Kellogg Company's website – www.kelloggs.com – contains a wide range of information about the Company, including news releases, investor presentations, stock price data, the Annual Report, nutritional information, and recipes.

Copies of the Annual Report on audio cassette for visually impaired share owners, the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and other Company information are available upon request from:

Kellogg Company
P.O. Box CAMB
Battle Creek, MI 49016-1986
(800) 962-1413

Investor Relations:
John P. Renwick, CFA
(616) 961-6365

Share Owner Services:
(616) 961-2380

Kellogg Better Government Committee:
This committee is organized to permit Company share owners, executives, administrative personnel, and their families to pool their contributions in support of candidates for elected offices at the federal level who believe in sound economic policy and real growth, and who will fight inflation and unemployment, try to decrease taxes, and reduce the growth of government. Interested share owners are invited to write for further information:

Kellogg Better Government Committee
ATTN: Neil G. Nyberg
One Kellogg Square
Battle Creek, MI 49016-3599

Throughout this Annual Report, references in italics represent worldwide trademarks or product names owned by or associated with Kellogg Company.



This report is printed on recycled paper.



Kellogg Company
One Kellogg Square
Battle Creek, Michigan 49016-3599
Telephone (616) 961-2000

www.kelloggs.com